Malizia Spidi & Fisch, PC ATTORNEYS AT LAW
1227 25th street, N.W. Suite 200 West Washington, D.C. 20037 (202) 434-4660 Facsimile: (202) 434-4661	1900 South Atherton Street Suite 101 State College, PA 16801 (814) 272-3502 Facsimile: (814) 272-3514
John J. Spidi Spidi@malizialaw.com	writer's direct dial number (202) 434-4670

VIA EDGAR

August 2, 2010

Kathryn McHale, Esq.
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Sun Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-K/A for Fiscal Year Ended December 31, 2009
Form 8-K filed July 13, 2010
File No. 000-20957

Dear Ms. McHale:

On behalf of Sun Bancorp, Inc. (the “Company”), we hereby submit the following responses to the staff’s comment letter dated July 20, 2010, with respect to the above-referenced filings.  For ease of reference, we have keyed our responses to the captions and paragraph numbering used in your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Notes to Financial Statements

4.  Investment Securities, page 50 of the Annual Report

1.
We note your response to comment five in our letter dated May 27, 2010.  For each of the quarterly periods since it was announced (i.e., June 2009) that the issuer of the trust preferred security would defer paying dividends, please address the following:

•
Provide us with a detailed description of the other-than-temporary impairment analysis performed on this security at each quarterly reporting period through June 2010.  Please identify all of the evidence considered, explain the relative significance

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
August 2, 2010

of each piece of evidence, and identify the primary evidence on which you relied to support your conclusion that no OTTI was necessary;

•	Tell us how management evaluated the financial condition of the issuer at each quarterly reporting period;

•
Tell us how management considered and evaluated the Regulatory Agreement entered into in June 2009 with both the applicable Federal and State regulatory agencies within the context of the quarterly OTTI analysis;

•	Provide us with the discounted cash flow analysis used to determine fair value at each quarterly period; and

•
Provide us with the assumptions and estimates used in the fair value measurements addressing the basis for, as well as any changes in and reasons for the changes in, the assumptions or estimates, which may have occurred during these periods.

Response

1.           Sun’s evaluation of whether an Other Than Temporary Impairment is to be taken on the noted single issuer trust preferred security generally follows the following steps:

•
The paying status of the security is reviewed, including whether the issuer is in a contractually permitted deferral period or in actual default.  The issuer of this security gave notice of its intent to defer dividends on August 18, 2009 and did defer its quarterly dividend due September 1, 2009 and all subsequent payments.  The issuer is currently within their contractually permitted deferral period and not in default.

•
The financial information on the issuer is reviewed quarterly.  The source of this information is the regulatory filings available through SNL Financial.  We utilize both SNL templated financial information as well as an in-house spreadsheet which uses downloaded information from the same source.  As part of the financial review, we contact the Chief Financial Officer of the issuer to discuss updated trends.  Included with this response are examples of both the templated financial information from SNL (Amboy data for analysis memos) and also the spreadsheet used to track the downloaded information (Trust Preferred Amboy – SNL).

•
Sun’s management does consider the Regulatory Agreements as part of its evaluation of Amboy Bancorp.  A discussion with Amboy’s CFO for the analysis memo for March 31, 2010, noted that Amboy believed they were in compliance with the Written Agreements with both Federal and State Regulatory Agencies.  The primary consideration with the

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
August 2, 2010

Written Agreements would be a long term inability to pay dividends, that is, periods extending beyond the 20 quarter deferral contractually permitted under the terms of the Trust Indenture.  At this time Sun’s management expects Amboy will be able to meet the requirements of the Written Agreements and will return to paying status within the 20 quarter period deferral period.

•
The primary consideration in determining that no OTTI was necessary was our review of the financial information of Amboy.  The capital position of Amoy Bancorp is a primary consideration in our decision regarding OTTI.  Our three key ratios Risk Based Capital Ratio, Tier 1 to Risk Based Ratio and Leverage Ratio have all shown improvement since the since the signing of the Written Agreements.  Earnings and in particular core earnings exclusive of securities related activities are the second most important factor.  Though Amboy Bancorp has experienced net losses in four of the past five quarters, excluding realized securities losses, three of the five quarters would have shown positive net income.  The third major consideration is credit quality and loan loss reserves.  As noted in the memo excerpts included below, though credit quality and non-performing loans remains a challenge for Amboy, levels of non-performing loans have begun to stabilize and Allowance for Loan Loss Reserves remain high and stable.    After considering the relevant financial information, as well as payment status and regulatory actions, Sun’s management determines whether the issuer is likely resume paying dividends and catch up any accrued dividends during the contractually permitted 20 quarter deferral period, or whether the issuer is likely to default with no return of principal or dividends.  To date management has made the determination that the issuer is likely to return to current paying status.

•
The final component of the analysis is to perform two discounted cashflow analyses, one to evaluate for potential credit impairment, and the second to determine a fair value.  The first analysis uses the original offering spread to determine if there is any anticipated credit impairment per ASC 325-40.   The second analysis uses a discount rate the Company determines from a trading group of similar securities quoted on the New York Stock Exchange (“NYSE”) or over-the-counter markets based upon its review of market data points such as credit rating and maturity.  An example of the information on the trading group is included as Trups Comparables 2010-06-30.  The spread used for the fair value valuation of Amboy has been a composite of the spreads on the Non-rated issues in the trading group.  This discount cashflow and spread methodology was used from  the fourth quarter 2008 until the second quarter of 2010 when Sun determined that one of the issuers in the Non-rated trading group is also in

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
August 2, 2010

 deferral.  Consequently the spread used as of June 30, 2010 and going forward, so long as the circumstances are consistent, will be that of identified Non-rated deferring issuers. Copies of the discounted cashflow analysis for each quarterly period are included as Cashflows MM DD YYYY Credit and Cashflows MM DD YYYY Market.  Since the first notice of deferral was issued on August 18, 2009 subsequent to the analysis for June 30, 2009, the cashflow analysis for June 30, 2009 was performed using the Bloomberg BC5 function which assumes no credit impairment.

The following are excerpts from each of the quarterly evaluation memos related to Amboy Bancorp:

Excerpt analysis memo for June 30, 2009

Amboy Bancorp Capital Trust III

Par Value:	$ 5,000,000
Rate:	3 month Libor + 1.75%
Maturity:	12/01/2035
Rating:	Non-rated

Amboy Bancorp is a $2.7 billion Bank Holding company headquartered in Old Bridge NJ .

Amboy continues strong income performance in 2007, with a margin of 3.53, ROA of 2.25 and ROE of 28.02.  Those ratios have been declining since 2004 and did slide further in QI 2008.

Capital is high with Tier 1 to Risk Based at 13.72 at year end 2007 and Equity to Assets at 8.76.  However, this capital build was probably in anticipation of some credit deterioration as non-performing Loans to total loans reached 11.68% and non-performing assets to total assets increased to 12.51%.

At this time there is no concern about Amboy’s ability to continue servicing this debt, though we need to closely monitor the Company’s progress.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
August 2, 2010

Excerpt analysis memo for September 30, 2009

Amboy Bancorp Capital Trust III

Par Value:	$ 5,000,000
Rate:	3 month Libor + 1.75%
Maturity:	12/01/2035
Rating:	Non-rated

Amboy’s balance sheet grew in QII 2009 despite second consecutive quarter of de-leveraging of the loan portfolio.  Loans to Assets declined to 68.16% from 70.33 in QI 2009 and Loans to Deposits declined to 86.75% from 89.41%.  Credit quality remains a challenge, though there has been slow steady improvement from the peak in QIV 2008.  Non-performing Assets register 12.27% of Total Assets down from the QIV 2009 peak of 13.79% and Non-performing Assets + 90 days delinquent are12.27% of Total Assets versus 13.79%.  Reserves are being rebuilt, currently standing at 21.88% of Non-Performing Assets compared to 15.40% in QIV 2008.

Through a combination of de-leveraging of the loan portfolio, omission of dividends and a recent capital raise, Amboy’s capital ratios have uniformly increased.  Tier 1 to Risk Based Ratio increased to 6.45% versus the prior quarter of 5.22%.   Equity to Assets increased to 3.6% from the prior quarter’s 3.15% and the Risk Based Capital Ratio increased to 11.41% from 10.78%.

On 7/6/09 Amboy Bancorp and Amboy Bank entered into written agreements with both the Federal Reserve Bank of New York and the New Jersey Department of Banking.  The agreement is wide ranging including requirements for improvements in areas of Board oversight, management, credit administration, capital, liquidity as well as other areas.  The Bancorp is required to petition Federal Reserve prior to paying any dividends on common, preferred or trust preferred issues.   The request to make the 9/1/09 dividend payment was not granted and Amboy has notified its trustees that it is invoking the contractually permitted deferral of up to 20 quarters of dividends on its Trust Preferred issues.

Given the modestly improved financial condition of the Company and the recent capital raise of $48 million, we anticipate Amboy will return to paying status.  The terms of the Trust indenture require that once a deferring entity returns to paying status, all past due dividends plus interest on those dividends must be paid to debt holders.   Unless there is anticipation of a total default from which 0% will be recovered, Sun as a holder of this instrument should be made whole for all missed payments.  Factoring this “catch up” provision into the cashflows would indicate no credit impairment should be recognized.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
August 2, 2010

Conclusion

Principal and Interest Current:  Dividend was deferred by Regulatory requirement

ASC 325-40
Based current information, we anticipate a return to paying status after the contractually permitted deferral period.  Cash flow analysis would indicate Sun will be made whole on any past due payments of interest consequently, we judge this issue not to be impaired according to Accounting Guidance ASC 325-40.

ASC 320-10
Per the requirements of ASC 320-10, Sun does not have the intent nor does it anticipate that it will be required to sell the security prior to anticipate recovery.

Management has reviewed its investment securities at 9/30/09 and has determined that the unrealized losses are temporary.

Excerpt analysis memo for December 31, 2009

Amboy Bancorp Capital Trust III

Par Value:	$ 5,000,000
Rate:	3 month Libor + 1.75%
Maturity:	12/01/2035
Rating:	Non-rated

Amboy’s balance sheet grew slightly in QIII 2009 despite third consecutive quarter of de-leveraging of the loan portfolio.  Loans to Assets declined to 66.30% from 68.16% in QII 2009 and Loans to Deposits declined to 84.65% from 86.75%.  Credit quality remains a challenge, though there has been a gradual improvement from the peak in QIV 2008.  Non-performing Assets register 12.56% of Total Assets down from the QIV 2009 peak of 13.90% , but higher than the 12.27% in QII.  Non-performing Assets + 90 days delinquent are 12.58% of Total Assets versus 12.27% at the end of QII 2009.    Reserves are slightly lower than QII, currently standing at 20.63% of Non-Performing Assets.

Amboy’s capital ratios continue to improve.  Tier 1 to Risk Based Ratio increased to 9.19% versus the prior quarter of 8.60%.   Equity to Assets increased to 3.89% from the prior quarter’s 3.61% and the Risk Based Capital Ratio increased to 11.91% from 11.41%

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
August 2, 2010

Amboy recorded a Net Income of $8.2 million generating an ROAA of 1.19% and an ROAE of 32.18%

Given the stabilizing condition of the Company we anticipate Amboy will return to paying status.  The terms of the Trust indenture require that once a deferring entity returns to paying status, all past due dividends plus interest on those dividends must be paid to debt holders.   Unless there is anticipation of a total default from which 0% will be recovered, Sun as a holder of this instrument should be made whole for all missed payments.  Factoring this “catch up” provision into the cash flows would indicate no credit impairment should be recognized.

Conclusion

Principal and Interest Current:  Dividend was deferred by Regulatory requirement

ASC 325-40
Based current information, we anticipate a return to paying status after the contractually permitted deferral period.  Cash flow analysis would indicate Sun will be made whole on any past due payments of interest.  Consequently, we judge this issue not to be impaired according to Accounting Guidance ASC 325-40.

ASC 320-10
Per the requirements of ASC 320-10, Sun does not have the intent nor does it anticipate that it will be required to sell the security prior to anticipate recovery.

Management has reviewed its investment securities at 12/31/09 and has determined that the unrealized losses are temporary.

Excerpt analysis memo for March 31, 2010

Amboy Bancorp Capital Trust III

Par Value:	$ 5,000,000
Rate:	3 month Libor + 1.75%
Maturity:	12/01/2035
Rating:	Non-rated

Amboy decreased its balance sheet at an annualized rate of 9.60% in QIV 2009.  The main driver was a continued de-leveraging of the loan portfolio, decreasing $94 million or an annualized 20.22%.  Loans to Assets declined to 64.49% from 66.30% in QIII 2009 and Loans to Deposits declined to 82.37% from 84.65%.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
August 2, 2010

Credit quality remains a challenge. Non Current Loans to Total Loans declined to 8.25% and Non Performing Loans to Total Loans dropped to 9.03%.  .  However at least a portion of the Non Performing Loans were transferred into Other Real Estate Owned which increased to 14.66% of Total Assets.

Amboy’s capital ratios continue to improve.  Tier 1 to Risk Based Ratio increased to 9.29% versus the prior quarter of 9.19%.  t he Risk Based Capital Ratio increased to 13.21% from 11.91% and Tier 1 Common to Risk Based increased to 6.96% from 6.89%.

Amboy recorded a Net loss of $12.2 million primarily a result of realized securities losses of $18.7 million.

A follow-up conversation with Mary Riccardi, CFO noted the following items

•	The Bank is in full compliance with terms of the Written Agreement with both Federal and State regulators.
•	Pre-OTTI and Pre-Provision earnings, are hitting plan
•	The move from loans to Other Real Estate Owned was strategic, in order to gain control of the properties collateralizing non-performing loans.
•	The Bank is having some success liquidating OREO with a number of properties currently under contract and expected to settle in the next several months.
•
The Company is in the process of publishing its annual reports for 2008 and 2009 (they are structured as a closely held Subchapter S Corporation) and any additional capital raise will have to wait until this process is complete

We believe the situation at Amboy continues to stabilize, consequently we anticipate Amboy will return to paying status.  The terms of the Trust indenture require that once a deferring entity returns to paying status, all past due dividends plus interest on those dividends must be paid to debt holders.   Unless there is anticipation of a total default from which 0% will be recovered, Sun as a holder of this instrument should be made whole for all missed payments.  Factoring this “catch up” provision into the cash flows would indicate no credit impairment should be recognized.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
August 2, 2010

Conclusion

Principal and Interest Current:  Dividend was deferred by Regulatory requirement

ASC 325-40
Based current information, we anticipate a return to paying status after the contractually permitted deferral period.  Cash flow analysis would indicate Sun will be made whole on any past due payments of interest.  Consequently, we judge this issue not to be impaired according to Accounting Guidance ASC 325-40.

ASC 320-10
Per the requirements of ASC 320-10, Sun does not have the intent nor does it anticipate that it will be required to sell the security prior to anticipate recovery.

Management has reviewed its investment securities at 03/31/10 and has determined that the unrealized losses are temporary.

Excerpt analysis memo for June 30, 2010

Amboy Bancorp Capital Trust III

Par Value:	$ 5,000,000
Rate:	3 month Libor + 1.75%
Maturity:	12/01/2035
Rating:	Non-rated

Amboy decreased its balance sheet at an annualized rate of 17.25% in QI 2010.  The main driver was a continued de-leveraging of the loan portfolio, decreasing $45.8 million or an annualized 10.35%.

Credit quality remains a challenge though credit trends in QI 2010 were generally steady to improving.   Non Current Loans to Total Loans declined to 7.96% from 8.25% in the prior quarter and from 10.94% at year end 2009.  Non Performing Loans to Total Loans dropped to 7.94% from 9.03% the prior quarter.  Both Non Performing Loans to Loans + OREO and Reserves to Non Performing Loans showed modest improvement in the quarter.

Amboy’s capital ratios are steady to improving.  Tier 1 to Risk Based Ratio increased to 9.57% versus the prior quarter of 9.29%.  The Risk Based Capital Ratio increased to 12.43% from 12.31% in the prior quarter and 11.91% at year end 2009.   Tier 1 Common to Risk Based increased to 7.17% from 6.96%.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
August 2, 2010

Amboy recorded a Pre-tax and Pre-Provision income of $3.9 million and a net loss of $1.1 million as a result of additional loan loss provision of $5 million and securities losses of $662,000.

We believe the situation at Amboy continues to stabilize, consequently we anticipate Amboy will return to paying status.  The terms of the Trust indenture require that once a deferring entity returns to paying status, all past due dividends plus interest on those dividends must be paid to debt holders.   Unless there is anticipation of a total default from which 0% will be recovered, Sun as a holder of this instrument should be made whole for all missed payments.  Factoring this “catch up” provision into the cash flows would indicate no credit impairment should be recognized.

Conclusion

Principal and Interest Current:  Dividend was deferred by Regulatory requirement

ASC 325-40
Based current information, we anticipate a return to paying status after the contractually permitted deferral period.  Cashflow analysis would indicate Sun will be made whole on any past due payments of interest.  Consequently, we judge this issue not to be impaired according to Accounting Guidance ASC 325-40.

ASC 320-10
Per the requirements of ASC 320-10, Sun does not have the intent nor does it anticipate that it will be required to sell the security prior to anticipate recovery.

Management has reviewed its investment securities at 6/30/10 and has determined that the unrealized losses are temporary.

Form 10-K/A Filed April 30, 2010

Item 11. Executive Compensation

Summary of Pay Components, page 15

2.
We note your response to comment 10 in our letter dated May 27, 2010.  We also note the disclosure in your document that “[t]here is no formulaic approach between the market data reviewed each year, year-to-year changes in the market data, and the compensation decisions made by the Compensation Committee.”  However, benchmarking generally entails using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
August 2, 2010

framework for a compensation decision.  Thus, although you may not utilize a formulaic approach, to the extent you use compensation data about other companies as a reference point on which to base, justify or provide a framework for a compensation decision, the peer group companies should be disclosed.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.  To the extent you believe your disclosure might incorrectly lead shareholders to believe that there is a defined process of analysis or discipline in the committee’s review of such information that does not exist, please revise the disclosure so that it is not misleading to investors.

Response

2.           In future filings that include Compensation Discussion and Analysis, the Company will include a list of peer group companies that are utilized by the Compensation Committee in reviewing the compensation of its named executive officers.

Form 8-K Filed July 13, 2010

3.	It appears that certain exhibits were omitted from the securities purchase agreements filed as exhibits to the Form 8-K. Please amend the form 8-K to file the agreements in their entirety.

Response

3.	The Company will file an amendment to the Form 8-K to include the missing exhibits to the securities purchase agreements.

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The staff’s other closing comments have been duly noted.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
August 2, 2010

If you have any additional comments or questions, please direct such inquiries to the undersigned of this office.  Thank you for your prompt attention to this matter.

Sincerely,

/s/ John J. Spidi

John J. Spidi

cc:           Mr. Thomas X. Geisel, President and CEO

Appendix H

Go to previous version of SNL

SNL

Enter a company name, ticker or keyword to begin search
Advanced Search

Welcome Richard Stoudt (Terms) | Logout
Knowledge Center Error Rewards Help Support

Home News Companies & Assets Markets & Deals Industry Analysis Quick Links SNLxl Add In Preferences Portfolio

SNL Apps: | Briefing Book | Branch Analytics | Merger Model | Mapping

LATEST NEWS Fitch lifts RBS' individual rating

Expand All | Collapse All

Profile
- Corporate Profile
- Corporate Structure
- Officers
- Peer Analysis

Regulatory Financials
- Regulatory Financial Highlights
- Summary Balance Sheet
- Summary Income Statement
- Regulatory Deposit and Loan Composition
- Asset Quality by Loan Type (I)
- Asset Quality by Loan Type (II)
- Summary Asset Quality
- NonCurrent and NCO (%)
- Canary Report
- Managed Receivables
- Balance Sheet (HC)
- Income Statement (HI)
- Changes in Equity Capital (HI-A)
- Chargeoffs and Recoveries (HI-B)
- Securities (HC-B)
- Loans and Leases (HC-C)
- Trading Assets and Liabilities (HC-D)
- Deposits (HC-E)
- Other B/S Schedules (HC-F - HC-G)
- Insurance Related Activity (HC-I)
- Interest Sensitivity/ Averages (HC-H & HC-K)
- Off-Balance Sheet Items (HC-L)
- Balance Sheet Memoranda (HC-M)
- Past Due and Nonaccrual Loans (HC-N)
- 1-4 Family Residential Mortgages (HC-P)
- Assets and Liabilities at Fair Value

Amboy Bancorporation [Add to portfolio]

Regulatory Financial Highlights

Tools

Periods: Last Five Quarters/Interims

Show Line Items

View Definitions

	03/09 Q	06/09 Q	09/09 Q	12/09 Q	03/10 Q
Period End, Adjusted to December Cycle	03/31/2009	06/30/2009	09/30/2009	12/31/2009	03/31/2010
(Dollars In Thousands)					
Balance Sheet Highlights					
Total Assets	2,702,076	2,754,163	2,812,525	2,745,049	2,626,645
Asset Growth Rate (%)	30.48	7.71	8.46	(9.60)	(17.25)
Tot Lns & Lses (Incl Lns HFS)	1,900,468	1,877,202	1,864,663	1,770,400	1,724,591
Loan Growth Rate (%)	(3.92)	(4.90)	(2.67)	(20.22)	(10.35)
Gross Loans/ Assets (%)	70.33	68.16	66.30	64.49	65.66
Total Deposits (Incl Dom & For)	2,125,498	2,163,666	2,202,905	2,149,321	2,037,638
Deposit Growth Rate (%)	40.27	7.22	7.21	(9.73)	(20.75)
Loans/ Deposits (%)	89.41	86.75	84.65	82.37	84.63
Full-time Eqv Employees	241	236	241	244	247
Performance Measures					
Bank Holding Company Net Income	(8,092)	(4,648)	8,270	(12,178)	(1,106)
ROAA (%)	(1.20)	(0.67)	1.19	(1.74)	(0.16)
ROAE (%)	(35.16)	(20.60)	32.18	(44.12)	(4.42)
Interest Income/ Avg Assets (%)	4.57	4.39	4.40	4.32	4.03
Interest Expense/ Avg Assets (%)	2.15	1.89	1.76	1.91	1.64
Net Interest Income/ Avg Assets (%)	2.42	2.50	2.64	2.41	2.39
Noninterest Income/ Avg Assets (%)	0.37	0.98	0.73	0.83	0.53
Noninterest Expense/ Avg Assets (%)	1.74	1.34	2.18	2.30	2.24
Net Interest Margin (%)	2.57	2.69	2.75	2.54	2.56
Yield/ Cost Spread (%)	2.57	2.75	2.76	2.66	2.62
Oper Exp/ Oper Rev (%)	62.40	38.36	64.69	71.02	76.78
Capitalization					
Bank Holding Co. Equity Capital	85,050	99,411	109,411	97,145	97,032
Tangible Equity	85,050	99,411	109,411	97,145	97,032
Tangible Common Equity	85,050	99,411	109,411	97,145	97,032
Tier 1 Capital	205,586	221,642	232,751	216,516	228,032
Tier 1 Common Capital	136,695	168,232	174,501	162,325	170,962
Equity/ Assets (%)	3.15	3.61	3.89	3.54	3.69
Tang Equity/ Tang Assets (%)	3.15	3.61	3.89	3.54	3.69
Tang Common Eqty/ Tang Assets (%)	3.15	3.61	3.89	3.54	3.69
Tier 1 Risk-based Ratio (%)	7.85	8.60	9.19	9.29	9.67
Tier 1 Common Risk-Based Ratio (%)	5.22	6.45	6.89	6.96	7.17
Risk Based Capital Ratio (%)	10.78	11.41	11.91	12.31	12.43
Leverage Ratio (%)	7.61	8.03	8.37	7.75	8.46
Common Div Decl/Net Inc (%)	0.00	0.00	0.00	0.00	0.00
Loan Composition (%)					
DOM: Construction & Land Development Loans/ Loans	43.68	43.12	42.67	40.24	38.48
DOM: 1-4 Family Loans/ Loans	27.27	27.71	28.37	30.11	31.14
DOM: Multifamily Loans/ Loans	3.64	3.54	3.49	3.08	3.50
DOM: Farm Loans/ Loans	0.00	0.00	0.00	0.00	0.00
DOM: CommRE(Nfarm/NRes)/ Loans	20.45	20.61	20.54	21.25	21.17
Foreign RE Loans/ Loans	0.00	0.00	0.00	0.00	0.00
CON: Total RE Loans/ Loans	95.04	94.97	95.26	94.68	94.20
CON: Total C&I Loans/ Loans	5.07	5.10	4.82	5.40	5.76
CON: Total Cons Lns/ Loans	0.03	0.04	0.04	0.04	0.05
CON: Agricultural Prod/ Loans	0.00	0.00	0.00	0.00	0.00
CON: Oth Non-RE Lns/ Loans	0.04	0.05	0.03	0.02	0.03
CON: Total Leases/ Loans	0.00	0.00	0.00	0.00	0.00
CON: Less Unearn Inc/ Loans	0.17	0.16	0.15	0.14	0.13

SNL Interactive: Briefing Book: Regulatory Financial Highlights Appendix H

SNL

SNLFinancial

Amboy Bancorporation

Regulatory Financial Highlights

Periods: Last Five Quarters /Interims

	Source Location	12/08 Q	03/09 Q	06/09 Q	09/09 Q	12/09 Q
Period End, Adjusted to December Cycle		12/31/2008	03/31/2009	06/30/2009	09/30/2009	12/31/2009
(Dollars in Thousands)						
Balance Sheet Highlights						
Total Assets	BHCK2170	2,510,747	2,702,076	2,754,163	2,812,525	2,745,049
Asset Growth Rate (%)		(17.50)	30.48	7.71	8.48	(9.60)
Tot Lns & Lses (Incl Lns HFS)	BHCK2122	1,919,308	1,900,488	1,877,202	1,864,683	1,770,400
Loan Growth Rate (%)		2.94	(3.92)	(4.90)	(2.67)	(20.22)
Gross Loans/ Assets (%)		76.44	70.33	68.16	66.30	64.49
Total Deposits (Incl Dom & For)		1,931,098	2,125,498	2,163,888	2,202,905	2,149,321
Deposit Growth Rate (%)		(0.93)	40.27	7.22	7.21	(9.73)
Loans/ Deposits (%)		99.39	89.41	86.75	84.65	82.37
Full-time Eqv Employees	BHCK4150	238	241	239	241	244
Performance Measures						
Bank Holding Company Net Income	BHCK4340	(125,415)	(8,092)	(4,648)	8,270	(12,176)
ROAA (%)		(19.21)	(1.20)	(0.67)	1.19	(1.74)
ROAE (%)		(221.54)	(35.16)	(20.60)	32.18	(44.12)
Interest Income/ Avg Assets (%)		4.92	4.57	4.39	4.40	4.32
Interest Expense/ Avg Assets (%)		2.49	2.15	1.89	1.76	1.91
Net Interest Income/ Avg Assets (%)		2.43	2.42	2.50	2.64	2.41
Noninterest Income/ Avg Assets (%)		(1.01)	0.37	0.98	0.73	0.83
Noninterest Expense/ Avg Assets (%)		1.14	1.74	1.34	2.18	2.30
Net Interest Margin (%)		2.51	2.57	2.69	2.75	2.54
Yield/ Cost Spread (%)		2.36	2.57	2.75	2.76	2.56
Oper Exp/ Oper Rev (%)		80.05	62.40	38.36	64.69	71.02
Capitalization						
Bank Holding Co. Equity Capital	BHCK3210	91,855	85,050	99,411	109,411	97,145
Tangible Equity		91,855	85,050	99,411	109,411	97,145
Tangible Common Equity		91,855	85,050	99,411	109,411	97,145
Tier 1 Capital		132,404	205,586	221,642	232,751	216,516
Tier 1 Common Capital		99,241	136,695	166,232	174,501	162,325
Equity/ Assets (%)		3.66	3.15	3.61	3.89	3.54
Tang Equity/ Tang Assets (%)		3.66	3.15	3.61	3.89	3.54
Tang Common Eqty/ Tang Assets (%)		3.66	3.15	3.61	3.89	3.54
Tier 1 Risk-based Ratio (%)		5.27	7.85	8.60	9.19	9.29
Tier 1 Common Risk-Based Ratio (%)		3.95	5.22	6.45	6.89	6.96
Risk Based Capital Ratio (%)		9.00	10.78	11.41	11.91	12.31
Leverage Ratio (%)		5.07	7.61	8.03	8.37	7.75
Common Div Decl/Net Inc (%)		(2.50)	0.00	0.00	0.00	0.00
Loan Composition (%)						
DOM: Construction & Land Development Loans/ Loans		44.86	43.68	43.12	42.87	40.24
DOM: 1-4 Family Loans/ Loans		26.91	27.27	27.71	28.37	30.11

SNL Interactive: Briefing Book: Regulatory Financial Highlights

Appendix H

SNL

SNLFinancial

Amboy Bancorporation

Regulatory Financial Highlights

Periods: Last Five Quarters /Interims

	Source Location	09/08 Q	12/08 Q	03/09 Q	06/09 Q	09/09 Q
Period End, Adjusted to December Cycle		09/30/2008	12/31/2008	03/31/2009	06/30/2009	09/30/2009
(Dollars in Thousands)						
Balance Sheet Highlights						
Total Assets	BHCK2170	2,625,613	2,510,747	2,702,076	2,754,163	2,812,525
Asset Growth Rate (%)		(11.35)	(17.50)	30.48	7.71	8.48
Tot Lns & Lses (Incl Lns HFS)	BHCK2122	1,905,283	1,919,308	1,900,488	1,877,202	1,864,683
Loan Growth Rate (%)		(15.64)	2.94	(3.92)	(4.90)	(2.67)
Gross Loans/ Assets (%)		72.57	76.44	70.33	68.16	66.30
Total Deposits (Incl Dom & For)		1,935,575	1,931,098	2,125,498	2,163,888	2,202,905
Deposit Growth Rate (%)		(8.55)	(0.93)	40.27	7.22	7.21
Loans/ Deposits (%)		98.43	99.39	89.41	86.75	84.65
Full-time Eqv Employees	BHCK4150	241	238	241	239	241
Performance Measures						
Bank Holding Company Net Income	BHCK4340	8,900	(125,415)	(8,092)	(4,648)	8,270
ROAA (%)		1.33	(19.21)	(1.20)	(0.67)	1.19
ROAE (%)		15.88	(221.54)	(35.16)	(20.60)	32.18
Interest Income/ Avg Assets (%)		5.46	4.92	4.57	4.39	4.40
Interest Expense/ Avg Assets (%)		2.49	2.49	2.15	1.89	1.76
Net Interest Income/ Avg Assets (%)		2.97	2.43	2.42	2.50	2.64
Noninterest Income/ Avg Assets (%)		(0.47)	(1.01)	0.37	0.98	0.73
Noninterest Expense/ Avg Assets (%)		1.17	1.14	1.74	1.34	2.18
Net Interest Margin (%)		3.12	2.51	2.57	2.69	2.75
Yield/ Cost Spread (%)		3.00	2.36	2.57	2.75	2.76
Oper Exp/ Oper Rev (%)		46.74	80.05	62.40	38.36	64.69
Capitalization						
Bank Holding Co. Equity Capital	BHCK3210	228,390	91,855	85,050	99,411	109,411
Tangible Equity		228,390	91,855	85,050	99,411	109,411
Tangible Common Equity		228,390	91,855	85,050	99,411	109,411
Tier 1 Capital		303,169	132,404	205,586	221,642	232,751
Tier 1 Common Capital		227,377	99,241	136,695	166,232	174,501
Equity/ Assets (%)		8.70	3.66	3.15	3.61	3.89
Tang Equity/ Tang Assets (%)		8.70	3.66	3.15	3.61	3.89
Tang Common Eqty/ Tang Assets (%)		8.70	3.66	3.15	3.61	3.89
Tier 1 Risk-based Ratio (%)		13.03	5.27	7.85	8.60	9.19
Tier 1 Common Risk-Based Ratio (%)		9.78	3.95	5.22	6.45	6.89
Risk Based Capital Ratio (%)		15.36	9.00	10.78	11.41	11.91
Leverage Ratio (%)		11.36	5.07	7.61	8.03	8.37
Common Div Decl/Net Inc (%)		35.17	(2.50)	0.00	0.00	0.00
Loan Composition (%)						
DOM: Construction & Land Development Loans/ Loans		45.60	44.86	43.68	43.12	42.87
DOM: 1-4 Family Loans/ Loans		27.11	26.91	27.27	27.71	28.37

SNL Interactive: Briefing Book: Regulatory Financial Highlights

Appendix I

SNLi

SNLFinancial

Amboy Bancorporation

Regulatory Financial Highlights

Periods: Last Five Quarters /Interims

	Source Location	06/08 Q	09/08 Q	12/08 Q	03/09 Q	06/09 Q
Period End, Adjusted to December Cycle		06/30/2008	09/30/2008	12/31/2008	03/31/2009	06/30/2009
(Dollars in Thousands)						
Balance Sheet Highlights						
Total Assets	BHCK2170	2,702,272	2,625,613	2,629,739	2,702,076	2,754,163
Asset Growth Rate (%)		(7.89)	(11.35)	0.63	11.00	7.71
Tot Lns & Lses (Incl Lns HFS)	BHCK2122	1,982,801	1,905,283	1,939,580	1,900,488	1,877,202
Loan Growth Rate (%)		(1.43)	(15.64)	7.20	(8.06)	(4.90)
Gross Loans/ Assets (%)		73.38	72.57	73.76	70.33	68.16
Total Deposits (Incl Dom & For)		1,977,840	1,935,575	1,931,098	2,125,498	2,163,888
Deposit Growth Rate (%)		12.92	(8.55)	(0.93)	40.27	7.22
Loans/ Deposits (%)		100.25	98.43	100.44	89.41	86.75
Full-time Eqv Employees	BHCK4150	244	241	238	241	239
Performance Measures						
Bank Holding Company Net Income	BHCK4340	2,204	8,900	(11,400)	(8,092)	(4,648)
ROAA (%)		0.32	1.33	(1.75)	(1.20)	(0.67)
ROAE (%)		3.78	15.88	(20.14)	(35.16)	(20.60)
Interest Income/ Avg Assets (%)		5.48	5.46	4.95	4.57	4.39
Interest Expense/ Avg Assets (%)		2.64	2.49	2.49	2.15	1.89
Net Interest Income/ Avg Assets (%)		2.84	2.97	2.46	2.42	2.50
Noninterest Income/ Avg Assets (%)		0.18	(0.47)	(1.04)	0.37	0.98
Noninterest Expense/ Avg Assets (%)		1.39	1.17	1.39	1.74	1.34
Net Interest Margin (%)		2.96	3.12	2.54	2.57	2.69
Yield/ Cost Spread (%)		2.81	3.00	2.40	2.57	2.75
Oper Exp/ Oper Rev (%)		46.07	46.74	97.31	62.40	38.36
Capitalization						
Bank Holding Co. Equity Capital	BHCK3210	220,779	228,390	209,032	85,050	99,411
Tangible Equity		220,779	228,390	209,032	85,050	99,411
Tangible Common Equity		220,779	228,390	209,032	85,050	99,411
Tier 1 Capital		293,721	303,169	284,340	205,586	221,642
Tier 1 Common Capital		220,291	227,377	213,255	136,695	166,232
Equity/ Assets (%)		8.17	8.70	7.95	3.15	3.61
Tang Equity/ Tang Assets (%)		8.17	8.70	7.95	3.15	3.61
Tang Common Eqty/ Tang Assets (%)		8.17	8.70	7.95	3.15	3.61

SNL Interactive: Briefing Book: Regulatory Financial Highlights Appendix I

Tier 1 Risk-based Ratio (%)	12.54	13.03	10.29	7.85	8.60
Tier 1 Common Risk-Based Ratio (%)	9.41	9.78	7.72	5.22	6.45
Risk Based Capital Ratio (%)	14.94	15.36	12.44	10.78	11.41
Leverage Ratio (%)	10.68	11.36	10.89	7.61	8.03
Common Div Decl/Net Inc (%)	283.48	35.17	(27.48)	0.00	0.00

Loan Composition (%)

DOM: Construction & Land Development Loans/ Loans	47.93	45.60	45.23	43.68	43.12
DOM: 1-4 Family Loans/ Loans	26.11	27.11	26.63	27.27	27.71
DOM: Multifamily Loans/ Loans	3.55	3.68	3.65	3.64	3.54
DOM: Farm Loans/ Loans	0.00	0.00	0.00	0.00	0.00
DOM: CommRE(Nfarm/NRes)/ Loans	17.67	18.71	19.62	20.45	20.61
Foreign RE Loans/ Loans	0.00	0.00	0.00	0.00	0.00
CON: Total RE Loans/ Loans	95.27	95.11	95.14	95.04	94.97
CON: Total C&I Loans/ Loans	4.83	4.98	4.97	5.07	5.10
CON: Total Cons Lns/ Loans	0.03	0.03	0.03	0.03	0.04
CON: Agricultural Prod/ Loans	0.00	0.00	0.00	0.00	0.00
CON: Oth Non-RE Lns/ Loans	0.06	0.06	0.03	0.04	0.05
CON: Total Leases/ Loans	0.00	0.00	0.00	0.00	0.00
CON: Less Unearn Inc/ Loans	0.18	0.17	0.17	0.17	0.16

Deposit Composition (%)

Noninterest Bearing Deposits/ Deposits	2.85	2.45	3.96	3.84	4.30
Total Trans Accts/ Deposits	4.85	3.98	6.22	3.84	4.30
MMDAs+Savings/ Deposits	70.63	68.01	63.49	59.98	57.30
Retail Time Dep/ Deposits	13.17	17.25	19.05	25.76	27.56
Jumbo Time Deposits/ Deposits	11.35	10.76	11.25	10.42	10.84
Foreign Dep/ Deposits	0.00	0.00	0.00	0.00	0.00

Asset Quality (%)

Noncurrent Loans/ Loans	9.46	8.43	11.81	10.40	9.90
NPLs/ Loans	10.01	8.91	12.28	10.36	9.90
NPAs/ Assets	11.05	11.42	13.79	12.57	12.27
NPAs/(Lns+OREO:Satis of Debt)	14.69	15.22	18.12	17.22	17.30
NPAs + 90/ Assets	11.05	11.42	13.79	12.60	12.27
Loan Loss Reserves/ Gross Loans	3.20	3.26	2.88	3.52	3.94
Reserves/ NPAs	21.24	20.68	15.40	19.68	21.88
NCOs/ Avg Loans	2.78	0.29	2.53	2.52	0.08
Loan Loss Prov/NCOs	64.73	0.00	49.35	110.05	1,908.40

Liquidity (%)

Liquidity Ratio	15.58	15.83	14.78	16.63	19.27
Earn Assets/Int Bear Liab	105.27	104.38	105.68	99.79	96.86
Pledged Secs/ Secs	40.78	46.84	40.18	59.27	55.15
Jumbo Time Deposits/ Domestic Deposits	11.35	10.76	11.25	10.42	10.84

Yields/Cost Analysis (%)

SNL Interactive: Briefing Book: Regulatory Financial Highlights Appendix J

SNL*i*

SNLFinancial

Amboy Bancorporation

Regulatory Financial Highlights

Periods: Last Four Years & YTD

	Source Location	2005 Y	2006 Y	2007 Y	2008 Y	YTD
Period End, Adjusted to December Cycle		12/31/2005	12/31/2006	12/31/2007	12/31/2008	03/31/2009
(Dollars in Thousands)						
Balance Sheet Highlights						
Total Assets	BHCK2170	2,613,591	2,886,451	2,662,172	2,629,739	2,821,599
Asset Growth Rate (%)		11.87	10.44	(7.77)	(1.22)	29.18
Tot Lns & Lses (Incl Lns HFS)	BHCK2122	2,035,200	2,184,245	2,029,750	1,939,580	1,931,771
Loan Growth Rate (%)		13.91	7.32	(7.07)	(4.44)	(1.61)
Gross Loans/ Assets (%)		77.87	75.67	76.24	73.76	68.46
Total Deposits (Incl Dom & For)		1,792,415	2,075,857	1,862,416	1,931,098	2,125,498
Deposit Growth Rate (%)		10.99	15.81	(10.28)	3.69	40.27
Loans/ Deposits (%)		113.55	105.22	108.98	100.44	90.89
Full-time Eqv Employees	BHCK4150	226	231	246	238	241
Performance Measures						
Net Income	BHCK4340	81,824	87,408	66,140	6,988	(6,580)
ROAA (%)		3.21	3.19	2.25	0.26	(0.97)
ROAE (%)		43.76	40.21	28.02	3.13	(12.67)
Interest Income/ Avg Assets (%)		6.63	7.58	6.93	5.50	4.55
Interest Expense/ Avg Assets (%)		2.39	3.30	3.60	2.72	2.15
Net Interest Income/ Avg Assets (%)		4.24	4.28	3.33	2.78	2.39
Noninterest Income/ Avg Assets (%)		0.37	0.56	0.45	(0.44)	0.37
Noninterest Expense/ Avg Assets (%)		1.14	1.11	1.03	1.32	1.74
Net Interest Margin (%)		4.45	4.55	3.53	2.89	2.54
Yield/ Cost Spread (%)		4.00	4.26	3.38	2.75	2.54
Oper Exp/ Oper Rev (%)		24.76	23.04	27.21	56.10	62.99
Capitalization						
Total Equity	BHCK3210	196,342	223,227	233,085	209,032	203,591
Tier 1 Capital		248,927	295,564	310,039	284,340	275,566
Tier 1 Common Capital		193,927	221,673	232,098	213,255	NA
Equity/ Assets (%)		7.51	7.73	8.76	7.95	7.22
Tang Equity/ Tang Assets (%)		7.51	7.73	8.76	7.95	7.22
Tang Common Eqty/ Tang Assets (%)		7.51	7.73	8.76	7.95	7.22
Tier 1 Risk-based Ratio (%)		10.77	12.20	13.72	10.29	9.55
Tier 1 Common Risk-Based Ratio (%)		8.39	9.15	10.27	7.72	NA

SNL Interactive: Briefing Book: Regulatory Financial Highlights Appendix J

Risk Based Capital Ratio (%)	12.00	13.44	15.97	12.44	11.75
Leverage Ratio (%)	9.51	10.26	11.40	10.89	10.20
Common Div Decl/Net Inc (%)	69.14	72.96	84.85	402.25	0.00

Loan Composition (%)

DOM: Construction & Land Development Loans/ Loans	46.64	50.50	49.23	45.23	44.39
DOM: 1-4 Family Loans/ Loans	26.56	24.21	25.78	26.63	26.84
DOM: Multifamily Loans/ Loans	2.69	2.30	2.47	3.65	3.58
DOM: Farm Loans/ Loans	0.00	0.00	0.00	0.00	0.00
DOM: CommRE(Nfarm/NRes)/ Loans	20.71	18.61	17.42	19.62	20.15
Foreign RE Loans/ Loans	0.00	0.00	0.00	0.00	0.00
CON: Total RE Loans/ Loans	96.60	95.62	94.90	95.14	94.96
CON: Total C&I Loans/ Loans	3.57	4.55	5.16	4.97	5.14
CON: Total Cons Lns/ Loans	0.04	0.03	0.03	0.03	0.03
CON: Agricultural Prod/ Loans	0.00	0.00	0.00	0.00	0.00
CON: Oth Non-RE Lns/ Loans	0.06	0.02	0.07	0.03	0.04
CON: Total Leases/ Loans	0.00	0.00	0.00	0.00	0.00
CON: Less Unearn Inc/ Loans	0.27	0.21	0.17	0.17	0.17

Deposit Composition (%)

Noninterest Bearing Deposits/ Deposits	3.54	1.49	2.51	3.96	2.90
Total Trans Accts/ Deposits	6.38	4.62	5.21	6.22	3.84
MMDAs+Savings/ Deposits	66.67	63.03	72.32	63.49	59.98
Retail Time Dep/ Deposits	14.86	20.02	10.53	19.05	25.76
Jumbo Time Deposits/ Deposits	12.10	12.33	11.94	11.25	10.42
Foreign Dep/ Deposits	0.00	0.00	0.00	0.00	0.00

Asset Quality (%)

Noncurrent Loans/ Loans	0.60	3.97	7.11	11.81	11.52
NPLs/ Loans	0.59	4.26	11.68	12.28	11.48
NPAs/ Assets	0.50	3.26	12.51	13.79	12.92
NPAs/(Lns+OREO:Satis of Debt)	0.64	4.31	16.03	18.12	18.20
NPAs + 90/ Assets	0.51	3.26	12.54	13.79	12.95
Loan Loss Reserves/ Gross Loans	2.42	2.74	3.37	2.88	3.53
Reserves/ NPAs	377.28	63.60	20.52	15.40	18.68
NCOs/ Avg Loans	0.00	0.04	0.33	1.39	0.26
Loan Loss Prov/NCOs	(59,090.91)	1,481.48	222.22	54.57	1,073.99

Liquidity (%)

Liquidity Ratio	8.81	12.44	10.70	14.78	20.07
Earn Assets/Int Bear Liab	118.26	108.30	103.98	105.17	99.79
Pledged Secs/ Secs	63.07	67.41	57.51	40.18	48.97
Jumbo Time Deposits/ Domestic Deposits	12.10	12.33	11.94	11.25	10.42

Yields/Cost Analysis (%)

Yield on Loans and Leases	7.35	8.35	7.81	5.86	4.70
Yield on Debt and Equity Securities	5.03	5.93	5.55	5.38	5.56

Most Recent Quarter	Amboy Bancorporation	Amboy Bancorporation	Amboy Bancorporation	Amboy Bancorporation	Amboy Bancorporation	Amboy Bancorporation	Amboy Bancorporation	Amboy Bancorporation	Amboy Bancorporation
	3/31/10	12/31/09	9/30/09	6/30/09	3/31/09	12/31/08	9/30/08	6/30/08	3/31/08
	Old Bridge NJ	Old Bridge NJ	Old Bridge NJ	Old Bridge NJ	Old Bridge NJ	Old Bridge NJ	Old Bridge NJ	Old Bridge NJ	Old Bridge NJ

Total Assets	2,626,645,000	2,745,049,000	2,812,525,000	2,754,163,000	2,702,076,000	2,510,747,000	2,625,613,000	2,702,272,000	2,756,615,000

Investment to total assets	15.07%	12.53%	14.79%	16.17%	15.88%	17.77%	18.05%	20.10%	20.88%
Net loans to total assets	63.24%	62.25%	63.71%	65.47%	67.86%	73.83%	70.20%	71.03%	69.71%
Net loans to deposits	81.51%	79.51%	81.34%	83.33%	86.27%	95.99%	95.23%	97.04%	100.29%

Allowance to total loans	3.82%	3.60%	4.07%	4.10%	3.64%	3.54%	3.36%	3.30%	3.56%
Non-performing assets to total loans	22.37%	22.73%	18.94%	18.00%	17.87%	18.18%	15.74%	15.06%	14.43%
Non-performing assets to allowance	607.36%	654.14%	484.71%	457.10%	508.28%	532.08%	483.47%	470.72%	420.32%
Chargeoffs to total loans	0.18%	0.66%	0.06%	0.02%	0.65%	1.69%	0.11%	0.70%	0.00%
Texas Ratio	398.15%	414.32%	323.43%	340.02%	400.16%	379.85%	131.34%	135.30%	131.37%

Tier 1 capital to risk weighted assets	9.57%	9.29%	9.19%	8.60%	7.85%	5.27%	13.03%	12.54%	12.75%
Total capital to risk weighted assets	12.43%	12.31%	11.91%	11.41%	10.78%	9.00%	15.36%	14.94%	15.02%
Tier 1 capital to avg quarterly assets	8.49%	7.75%	8.37%	8.03%	7.61%	5.07%	11.36%	10.68%	11.08%

Spread	2.62%	2.56%	2.76%	2.75%	2.57%	2.36%	3.00%	2.81%	2.77%
Margin	2.56%	2.54%	2.75%	2.69%	2.57%	2.51%	3.12%	2.96%	2.95%

Efficiency	76.78%	71.02%	64.69%	38.36%	62.40%	80.05%	46.74%	46.07%	54.93%
Non-interest income to avg assets	0.53%	0.83%	0.73%	0.98%	0.37%	-1.01%	-0.47%	0.18%	-0.47%
Non-interest expense to avg assets	2.24%	2.30%	2.18%	1.34%	1.74%	1.14%	1.17%	1.39%	1.31%

Net Income Before Provision	16,045	16,850	18,330	17,263	16,346	15,864	19,834	19,540	19,326
Net Income	-1,106	-12,176	8,270	-4,648	-8,092	-125,415	8,900	2,204	7,284

ROAA	-0.16%	-1.74%	1.19%	-0.67%	-1.20%	-19.21%	1.33%	0.32%	1.08%
ROAE	-4.42%	-44.12%	32.18%	-20.60%	-35.16%	-221.54%	15.88%	3.78%	14.00%

					Issuer's Traded Corporate Bonds
	ISSUER	RTG_MOODY	RTG_SP	EXCH_CODE	CPN	MATURITY	px_ask	YLD_YTM_ASK	PX_LAST
Bloomberg Ticker	Creditor	Moody's	S&P	Exchange	Bond Coupon Rate	Maturity	Price	Bond Yield	Swap Used	Swap Spread

09656h209 Pfd	BNY CAPITAL V	A1	A-	NEW YORK	5.950	5/1/2033	25.250	5.96	USSWAP25 Index	2.34
903304202 Pfd	USB CAPITAL VI	A2	BBB+	NEW YORK	5.750	3/9/2035	22.080	6.76	USSWAP25 Index	3.14
481228203 Pfd	JPMCHASE CAPITAL XVI	A2	BBB+	NEW YORK	6.350	6/1/2035	23.630	6.86	USSWAP25 Index	3.25
05530J205 Pfd	BB&T CAPITAL TRUST V	A3	BBB	NEW YORK	8.950	9/15/2063	26.640	8.44	USSWAP25 Index	4.82
92856Q203 Pfd	VNB CAPITAL TRUST I	A3	BBB-	NEW YORK	7.750	12/15/2031	25.140	7.74	USSWAP25 Index	4.13
047280796 Corp	CITY NATIONAL CAP TRST I	A3	BBB-	TRACE	9.625	2/1/2040	104.000	9.23	USSWAP25 Index	5.61
67087Y209 Pfd	ONB CAPITAL TRUST II	Baa1	NR	NEW YORK	8.000	4/15/2032	25.270	8.03	USSWAP25 Index	4.42
55292C203 Pfd	M&T CAPITAL TRUST IV	Baa2	#N/A N/A	NEW YORK	8.500	1/31/2068	26.980	7.91	USSWAP25 Index	4.30
94979D200 Pfd	WELLS FARGO CAP TR VIII	Baa2	A-	NEW YORK	5.625	8/1/2033	21.990	6.74	USSWAP25 Index	3.13
86959H201 Pfd	SVB CAPITAL II	Baa2	BB	NASDAQ/NGS	7.000	10/15/2033	22.500	7.93	USSWAP25 Index	4.32
69350H202 Pfd	PNC CAPITAL TRUST D	Baa2	BBB	NEW YORK	6.125	12/15/2033	23.480	6.67	USSWAP25 Index	3.06
05969E305 Pfd	BANCORPSOUTH CAP TRUST I	Baa2 /*-	BB+	NEW YORK	8.150	1/28/2032	26.180	7.71	USSWAP25 Index	4.10
49327J200 Pfd	KEYCORP CAPITAL V	Baa3	BB	NEW YORK	5.875	7/30/2033	20.140	7.83	USSWAP25 Index	4.22
14041L204 Pfd	CAPITAL ONE CAPITAL II	Baa3	BB	NEW YORK	7.500	6/15/2066	23.780	7.93	USSWAP25 Index	4.32
032848877 Pfd	FIFTH THIRD CAP TR VI	Baa3	BB	NEW YORK	7.250	11/15/2067	22.550	8.14	USSWAP25 Index	4.53
05518t209 Pfd	BAC CAPITAL TRUST VIII	Baa3	BB	NEW YORK	6.000	8/25/2035	19.930	7.93	USSWAP25 Index	4.32
49327K207 Pfd	KEYCORP CAPITAL VI	Baa3	BB	NEW YORK	6.125	12/15/2033	20.450	7.87	USSWAP25 Index	4.25
84604V204 Pfd	SOVEREIGN CAPITAL TR V	Baa3	BBB+	NEW YORK	7.750	5/22/2036	24.600	8.00	USSWAP25 Index	4.38
00209E207 Pfd	ASBC CAPITAL I	Baa3	CCC+ /*-	NEW YORK	7.625	6/15/2032	22.000	8.92	USSWAP25 Index	5.31
73317W203 Pfd	POPULAR CAPITAL TRUST I	B1	C	NASDAQ/NGS	6.700	11/1/2033	17.500	10.05	USSWAP25 Index	6.44
17315d204 Pfd	CITIGROUP CAPITAL XII	Ba1	BB-	NEW YORK	8.500	3/30/2040	24.950	6.91	USSWAP25 Index	3.30
7591EM107 Pfd	REGIONS FINANCING TR III	Ba2	B+	NEW YORK	8.875	6/15/2078	24.860	8.97	USSWAP25 Index	5.36
86910P201 Pfd	SUSQUEHANNA CAP I	Ba2	BB-	NEW YORK	9.375	12/12/2067	25.110	8.53	USSWAP25 Index	4.92
989703202 Pfd	ZIONS CAPITAL TRUST B	Caa1	B	NEW YORK	8.000	9/1/2032	23.860	8.54	USSWAP25 Index	4.93
33610A209 Pfd	FIRST PFD CAP TRUST IV	#N/A N/A	#N/A N/A	NEW YORK	8.150	6/30/2033	8.870	23.31	USSWAP25 Index	19.69	Deferring
87216N205 Pfd	TAYLOR CAPITAL TRUST	#N/A N/A	#N/A N/A	NASDAQ/NGS	9.750	10/21/2032	22.900	10.77	USSWAP25 Index	7.16
62935R209 Pfd	NPB CAPITAL TRUST II	#N/A N/A	#N/A N/A	NASDAQ/NGS	7.850	9/30/2032	23.090	8.64	USSWAP25 Index	5.03
680280104 Pfd	OLD SECOND CAP TRUST I	#N/A N/A	#N/A N/A	NASDAQ/NGS	7.800	6/30/2033	5.000	16.09	USSWAP25 Index	12.48
85916B208 Pfd	STERLING BANCORP TRUST I	#N/A N/A	#N/A N/A	NEW YORK	8.375	3/31/2032	9.980	8.41	USSWAP25 Index	4.80

	7/1/2010	PX_LAST
USSWAP2 Index	7/1/2012	0.9791
USSWAP3 Index	7/1/2013	1.3383
USSWAP4 Index	7/1/2014	1.7044
USSWAP5 Index	7/1/2015	2.0398
USSWAP6 Index	7/1/2016	2.3195
USSWAP7 Index	7/1/2017	2.5385
USSWAP8 Index	7/1/2018	2.7071
USSWAP10 Index	7/1/2020	2.9712
USSWAP15 Index	7/1/2020	3.3765
USSWAP20 Index	7/1/2020	3.5390
USSWAP25 Index	7/1/2020	3.6125
USSWAP30 Index	7/1/2020	3.6520

AA		300
A	3.8840	425
Baa1	4.4206	500
Baa2/Baa3	4.1860	550
Non-Rated	8.2214	900
Non-Rated Deferring	19.6939	2000
Below Investment	4.9889	600

Sun National
Cash Flow Analysis - Amboy Trust Preferred
Prepared By Sandler O'Neill & Partners
3/31/2010

Assumptions:
1) Deal is run to maturity.
2) Bond is currently deferring. This analysis assumes it returns to paying status Dec-10 and pays deferred interest as well as interest on interest .
3) Fwd LIBOR rates as of 3/31/2010
4) Current principal balance is increased by September - March deferred interest amounts
					Coupon:				LIB + 175 bps
					Original Principal Balance:				5,000,000
					Current Principal Balance:				5,081,714

					Discount Spread:				1.750%
					Price:				100.000

LIBOR Applied	Date	Days act/360	Accruing Balance	Interest Due	Interest Paid	Principal Paid	Total Cashflow	Discount Factor	Discounted Cash Flows
0.668%	9/1/2009	91	5,000,000	30,555	0	0	0	1.000000	0
0.280%	12/1/2009	91	5,030,555	25,810	0	0	0	1.000000	0
0.255%	3/1/2010	90	5,056,365	25,349	0	0	0	1.000000	0
0.383%	6/1/2010	92	5,081,714	27,698	0	0	0	0.994579	0
0.584%	9/1/2010	92	5,109,412	30,471	0	0	0	0.988683	0
0.889%	12/1/2010	91	5,139,884	34,287	174,171	0	174,171	0.982131	171,058
1.246%	3/1/2011	90	5,000,000	37,444	37,444	0	37,444	0.974831	36,501
1.606%	6/1/2011	92	5,000,000	42,883	42,883	0	42,883	0.966541	41,448
1.966%	9/1/2011	92	5,000,000	47,476	47,476	0	47,476	0.957450	45,456
2.341%	12/1/2011	91	5,000,000	51,703	51,703	0	51,703	0.947651	48,996
2.633%	3/1/2012	91	5,000,000	55,400	55,400	0	55,400	0.937266	51,924
2.884%	6/1/2012	92	5,000,000	59,218	59,218	0	59,218	0.926295	54,853
3.122%	9/1/2012	92	5,000,000	62,253	62,253	0	62,253	0.914904	56,955
3.349%	12/1/2012	91	5,000,000	64,447	64,447	0	64,447	0.903262	58,213
3.568%	3/1/2013	90	5,000,000	66,470	66,470	0	66,470	0.891411	59,252
3.772%	6/1/2013	92	5,000,000	70,556	70,556	0	70,556	0.879007	62,019
3.959%	9/1/2013	92	5,000,000	72,951	72,951	0	72,951	0.866367	63,202
4.130%	12/1/2013	91	5,000,000	74,311	74,311	0	74,311	0.853679	63,438
4.283%	3/1/2014	90	5,000,000	75,408	75,408	0	75,408	0.840996	63,417
4.418%	6/1/2014	92	5,000,000	78,816	78,816	0	78,816	0.827945	65,256
4.536%	9/1/2014	92	5,000,000	80,326	80,326	0	80,326	0.814854	65,454
4.637%	12/1/2014	91	5,000,000	80,721	80,721	0	80,721	0.801908	64,731
4.720%	3/1/2015	90	5,000,000	80,875	80,875	0	80,875	0.789143	63,822
4.791%	6/1/2015	92	5,000,000	83,573	83,573	0	83,573	0.776170	64,867
4.851%	9/1/2015	92	5,000,000	84,340	84,340	0	84,340	0.763295	64,376
4.901%	12/1/2015	91	5,000,000	84,061	84,061	0	84,061	0.750674	63,103
4.943%	3/1/2016	91	5,000,000	84,595	84,595	0	84,595	0.738185	62,447
4.980%	6/1/2016	92	5,000,000	85,989	85,989	0	85,989	0.725704	62,403
5.012%	9/1/2016	92	5,000,000	86,400	86,400	0	86,400	0.713377	61,636
5.041%	12/1/2016	91	5,000,000	85,832	85,832	0	85,832	0.701338	60,197
5.068%	3/1/2017	90	5,000,000	85,230	85,230	0	85,230	0.689583	58,773
5.092%	6/1/2017	92	5,000,000	87,430	87,430	0	87,430	0.677732	59,254
5.113%	9/1/2017	92	5,000,000	87,693	87,693	0	87,693	0.666051	58,408
5.131%	12/1/2017	91	5,000,000	86,969	86,969	0	86,969	0.654664	56,935
5.147%	3/1/2018	90	5,000,000	86,218	86,218	0	86,218	0.643566	55,487
5.163%	6/1/2018	92	5,000,000	88,332	88,332	0	88,332	0.632394	55,860
5.178%	9/1/2018	92	5,000,000	88,528	88,528	0	88,528	0.621392	55,011
5.194%	12/1/2018	91	5,000,000	87,768	87,768	0	87,768	0.610673	53,598
5.212%	3/1/2019	90	5,000,000	87,023	87,023	0	87,023	0.600226	52,233
5.232%	6/1/2019	92	5,000,000	89,210	89,210	0	89,210	0.589704	52,607
5.255%	9/1/2019	92	5,000,000	89,502	89,502	0	89,502	0.579334	51,852
5.281%	12/1/2019	91	5,000,000	88,867	88,867	0	88,867	0.569217	50,585
5.312%	3/1/2020	91	5,000,000	89,252	89,252	0	89,252	0.559235	49,913
5.341%	6/1/2020	92	5,000,000	90,606	90,606	0	90,606	0.549281	49,768
5.367%	9/1/2020	92	5,000,000	90,942	90,942	0	90,942	0.539469	49,060
5.390%	12/1/2020	91	5,000,000	90,248	90,248	0	90,248	0.529904	47,823
5.411%	3/1/2021	90	5,000,000	89,510	89,510	0	89,510	0.520585	46,598
5.428%	6/1/2021	92	5,000,000	91,721	91,721	0	91,721	0.511207	46,888
5.443%	9/1/2021	92	5,000,000	91,905	91,905	0	91,905	0.501980	46,134
5.454%	12/1/2021	91	5,000,000	91,050	91,050	0	91,050	0.493003	44,888
5.462%	3/1/2022	90	5,000,000	90,154	90,154	0	90,154	0.484271	43,659
5.468%	6/1/2022	92	5,000,000	92,226	92,226	0	92,226	0.475500	43,853
5.470%	9/1/2022	92	5,000,000	92,256	92,256	0	92,256	0.466886	43,073
5.469%	12/1/2022	91	5,000,000	91,244	91,244	0	91,244	0.458518	41,837
5.466%	3/1/2023	90	5,000,000	90,195	90,195	0	90,195	0.450394	40,623
5.459%	6/1/2023	92	5,000,000	92,113	92,113	0	92,113	0.442246	40,737
5.449%	9/1/2023	92	5,000,000	91,988	91,988	0	91,988	0.434257	39,946
5.436%	12/1/2023	91	5,000,000	90,825	90,825	0	90,825	0.426509	38,738
5.420%	3/1/2024	91	5,000,000	90,624	90,624	0	90,624	0.418917	37,964
5.401%	6/1/2024	92	5,000,000	91,377	91,377	0	91,377	0.411398	37,592
5.379%	9/1/2024	92	5,000,000	91,094	91,094	0	91,094	0.404037	36,806
5.354%	12/1/2024	91	5,000,000	89,786	89,786	0	89,786	0.396910	35,637
5.326%	3/1/2025	90	5,000,000	88,450	88,450	0	88,450	0.390010	34,496
5.297%	6/1/2025	92	5,000,000	90,045	90,045	0	90,045	0.383111	34,497
5.268%	9/1/2025	92	5,000,000	89,673	89,673	0	89,673	0.376361	33,750
5.239%	12/1/2025	91	5,000,000	88,331	88,331	0	88,331	0.369828	32,667
5.210%	3/1/2026	90	5,000,000	87,000	87,000	0	87,000	0.363503	31,625
5.182%	6/1/2026	92	5,000,000	88,570	88,570	0	88,570	0.357176	31,635
5.154%	9/1/2026	92	5,000,000	88,213	88,213	0	88,213	0.350983	30,961
5.126%	12/1/2026	91	5,000,000	86,910	86,910	0	86,910	0.344987	29,983
5.100%	3/1/2027	90	5,000,000	85,625	85,625	0	85,625	0.339178	29,042
5.075%	6/1/2027	92	5,000,000	87,205	87,205	0	87,205	0.333364	29,071
5.051%	9/1/2027	92	5,000,000	86,897	86,897	0	86,897	0.327670	28,474
5.028%	12/1/2027	91	5,000,000	85,666	85,666	0	85,666	0.322150	27,597
5.007%	3/1/2028	91	5,000,000	85,400	85,400	0	85,400	0.316740	27,049
4.988%	6/1/2028	92	5,000,000	86,091	86,091	0	86,091	0.311379	26,807
4.970%	9/1/2028	92	5,000,000	85,868	85,868	0	85,868	0.306122	26,286
4.955%	12/1/2028	91	5,000,000	84,741	84,741	0	84,741	0.301020	25,509
4.942%	3/1/2029	90	5,000,000	83,646	83,646	0	83,646	0.296067	24,765
4.931%	6/1/2029	92	5,000,000	85,369	85,369	0	85,369	0.291097	24,851
4.923%	9/1/2029	92	5,000,000	85,266	85,266	0	85,266	0.286216	24,405
4.918%	12/1/2029	91	5,000,000	84,273	84,273	0	84,273	0.281472	23,720
4.915%	3/1/2030	90	5,000,000	83,313	83,313	0	83,313	0.276859	23,066
4.913%	6/1/2030	92	5,000,000	85,138	85,138	0	85,138	0.272223	23,176
4.911%	9/1/2030	92	5,000,000	85,110	85,110	0	85,110	0.267667	22,781
4.908%	12/1/2030	91	5,000,000	84,155	84,155	0	84,155	0.263237	22,153
4.906%	3/1/2031	90	5,000,000	83,200	83,200	0	83,200	0.258928	21,543
4.904%	6/1/2031	92	5,000,000	85,017	85,017	0	85,017	0.254599	21,645
4.901%	9/1/2031	92	5,000,000	84,985	84,985	0	84,985	0.250344	21,275
4.898%	12/1/2031	91	5,000,000	84,029	84,029	0	84,029	0.246206	20,688
4.896%	3/1/2032	91	5,000,000	83,995	83,995	0	83,995	0.242138	20,338
4.893%	6/1/2032	92	5,000,000	84,885	84,885	0	84,885	0.238096	20,211
4.890%	9/1/2032	92	5,000,000	84,851	84,851	0	84,851	0.234123	19,866
4.888%	12/1/2032	91	5,000,000	83,895	83,895	0	83,895	0.230260	19,318
4.885%	3/1/2033	90	5,000,000	82,940	82,940	0	82,940	0.226502	18,786
4.883%	6/1/2033	92	5,000,000	84,750	84,750	0	84,750	0.222727	18,876
4.880%	9/1/2033	92	5,000,000	84,718	84,718	0	84,718	0.219016	18,555
4.878%	12/1/2033	91	5,000,000	83,765	83,765	0	83,765	0.215408	18,044
4.875%	3/1/2034	90	5,000,000	82,815	82,815	0	82,815	0.211898	17,548
4.873%	6/1/2034	92	5,000,000	84,625	84,625	0	84,625	0.208371	17,633
4.871%	9/1/2034	92	5,000,000	84,596	84,596	0	84,596	0.204904	17,334
4.868%	12/1/2034	91	5,000,000	83,650	83,650	0	83,650	0.201533	16,858
4.866%	3/1/2035	90	5,000,000	82,706	82,706	0	82,706	0.198253	16,397
4.865%	6/1/2035	92	5,000,000	84,520	84,520	0	84,520	0.194958	16,478
4.863%	9/1/2035	92	5,000,000	84,498	84,498	0	84,498	0.191718	16,200
4.861%	12/1/2035	91	5,000,000	83,560	83,560	0	83,560	0.188567	15,757
4.860%	3/1/2036	91	5,000,000	83,542	83,542	0	83,542	0.185468	15,494
4.859%	6/1/2036	92	5,000,000	84,445	84,445	0	84,445	0.182387	15,402
4.858%	9/1/2036	92	5,000,000	84,432	84,432	0	84,432	0.179359	15,144
4.857%	12/1/2036	91	5,000,000	83,505	83,505	0	83,505	0.176412	14,731
4.856%	3/1/2037	90	5,000,000	82,581	82,581	5,000,000	5,082,581	0.173546	882,062
				8,913,561	8,913,561	5,000,000	13,913,561		5,081,714

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information. Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed. The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment. As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates. Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information. The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances. This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

Sun National
Cash Flow Analysis - Amboy Trust Preferred
Prepared By Sandler O'Neill & Partners
6/30/2010

Assumptions:
1) Deal is run to maturity.
2) Bond is currently deferring. This analysis assumes it returns to paying status Dec-10 and pays deferred interest as well as interest on interest.
3) Fwd LIBOR rates as of 6/30/2010
4) Current principal balance is increased by September - June deferred interest amounts
Coupon:	LIB + 175 bps
Original Principal Balance:	5,000,000
Current Principal Balance:	5,109,412

Discount Spread:	1.750%
Price:	100.000

LIBOR Applied	Date	Days act/360	Accruing Balance	Interest Due	Interest Paid	Principal Paid	Total Cashflow	Discount Factor	Discounted Cash Flows
0.668%	9/1/2009	91	5,000,000	30,555	0	0	0	1.000000	0
0.280%	12/1/2009	91	5,030,555	25,810	0	0	0	1.000000	0
0.255%	3/1/2010	90	5,056,365	25,349	0	0	0	1.000000	0
0.383%	6/1/2010	92	5,081,714	27,698	0	0	0	1.000000	0
0.538%	9/1/2010	92	5,109,412	29,881	0	0	0	0.994186	0
0.516%	12/1/2010	91	5,139,293	29,432	168,725	0	168,725	0.988525	166,789
0.631%	3/1/2011	90	5,000,000	29,763	29,763	0	29,763	0.982675	29,247
0.809%	6/1/2011	92	5,000,000	32,693	32,693	0	32,693	0.976292	31,918
0.842%	9/1/2011	92	5,000,000	33,126	33,126	0	33,126	0.969866	32,128
0.957%	12/1/2011	91	5,000,000	34,218	34,218	0	34,218	0.963274	32,962
1.091%	3/1/2012	91	5,000,000	35,905	35,905	0	35,905	0.956406	34,340
1.298%	6/1/2012	92	5,000,000	38,945	38,945	0	38,945	0.949014	36,959
1.454%	9/1/2012	92	5,000,000	40,942	40,942	0	40,942	0.941306	38,539
1.664%	12/1/2012	91	5,000,000	43,143	43,143	0	43,143	0.933253	40,264
1.900%	3/1/2013	90	5,000,000	45,623	45,623	0	45,623	0.924815	42,193
2.137%	6/1/2013	92	5,000,000	49,662	49,662	0	49,662	0.915719	45,477
2.365%	9/1/2013	92	5,000,000	52,586	52,586	0	52,586	0.906189	47,653
2.579%	12/1/2013	91	5,000,000	54,719	54,719	0	54,719	0.896379	49,049
2.778%	3/1/2014	90	5,000,000	56,598	56,598	0	56,598	0.886346	50,166
2.957%	6/1/2014	92	5,000,000	60,146	60,146	0	60,146	0.875811	52,677
3.112%	9/1/2014	92	5,000,000	62,123	62,123	0	62,123	0.865063	53,740
3.241%	12/1/2014	91	5,000,000	63,079	63,079	0	63,079	0.854285	53,887
3.360%	3/1/2015	90	5,000,000	63,869	63,869	0	63,869	0.843510	53,874
3.474%	6/1/2015	92	5,000,000	66,746	66,746	0	66,746	0.832399	55,559
3.584%	9/1/2015	92	5,000,000	68,161	68,161	0	68,161	0.821204	55,974
3.691%	12/1/2015	91	5,000,000	68,765	68,765	0	68,765	0.810063	55,704
3.783%	3/1/2016	91	5,000,000	69,926	69,926	0	69,926	0.798890	55,863
3.856%	6/1/2016	92	5,000,000	71,629	71,629	0	71,629	0.787607	56,415
3.908%	9/1/2016	92	5,000,000	72,301	72,301	0	72,301	0.776381	56,133
3.941%	12/1/2016	91	5,000,000	71,934	71,934	0	71,934	0.765370	55,056
3.967%	3/1/2017	90	5,000,000	71,464	71,464	0	71,464	0.754584	53,926
3.990%	6/1/2017	92	5,000,000	73,350	73,350	0	73,350	0.743675	54,548
4.013%	9/1/2017	92	5,000,000	73,635	73,635	0	73,635	0.732882	53,966
4.035%	12/1/2017	91	5,000,000	73,114	73,114	0	73,114	0.722319	52,812
4.055%	3/1/2018	90	5,000,000	72,560	72,560	0	72,560	0.711987	51,662
4.073%	6/1/2018	92	5,000,000	74,400	74,400	0	74,400	0.701548	52,195
4.089%	9/1/2018	92	5,000,000	74,610	74,610	0	74,610	0.691233	51,573
4.105%	12/1/2018	91	5,000,000	73,998	73,998	0	73,998	0.681152	50,404
4.121%	3/1/2019	90	5,000,000	73,384	73,384	0	73,384	0.671300	49,263
4.138%	6/1/2019	92	5,000,000	75,229	75,229	0	75,229	0.661349	49,753
4.156%	9/1/2019	92	5,000,000	75,466	75,466	0	75,466	0.651516	49,167
4.177%	12/1/2019	91	5,000,000	74,910	74,910	0	74,910	0.641899	48,085
4.201%	3/1/2020	91	5,000,000	75,215	75,215	0	75,215	0.632386	47,565
4.229%	6/1/2020	92	5,000,000	76,401	76,401	0	76,401	0.622868	47,588
4.262%	9/1/2020	92	5,000,000	76,822	76,822	0	76,822	0.613443	47,126
4.299%	12/1/2020	91	5,000,000	76,458	76,458	0	76,458	0.604204	46,196
4.336%	3/1/2021	90	5,000,000	76,071	76,071	0	76,071	0.595149	45,274
4.369%	6/1/2021	92	5,000,000	78,193	78,193	0	78,193	0.585985	45,820
4.401%	9/1/2021	92	5,000,000	78,590	78,590	0	78,590	0.576917	45,340
4.429%	12/1/2021	91	5,000,000	78,095	78,095	0	78,095	0.568045	44,361
4.455%	3/1/2022	90	5,000,000	77,557	77,557	0	77,557	0.559368	43,383
4.477%	6/1/2022	92	5,000,000	79,570	79,570	0	79,570	0.550606	43,812
4.497%	9/1/2022	92	5,000,000	79,823	79,823	0	79,823	0.541954	43,260
4.514%	12/1/2022	91	5,000,000	79,167	79,167	0	79,167	0.533507	42,236
4.527%	3/1/2023	90	5,000,000	78,469	78,469	0	78,469	0.525263	41,217
4.538%	6/1/2023	92	5,000,000	80,347	80,347	0	80,347	0.516956	41,536
4.545%	9/1/2023	92	5,000,000	80,440	80,440	0	80,440	0.508771	40,926
4.549%	12/1/2023	91	5,000,000	79,617	79,617	0	79,617	0.500797	39,872
4.550%	3/1/2024	91	5,000,000	79,625	79,625	0	79,625	0.492946	39,251
4.547%	6/1/2024	92	5,000,000	80,464	80,464	0	80,464	0.485139	39,036
4.541%	9/1/2024	92	5,000,000	80,384	80,384	0	80,384	0.477463	38,380
4.531%	12/1/2024	91	5,000,000	79,385	79,385	0	79,385	0.470001	37,311
4.517%	3/1/2025	90	5,000,000	78,343	78,343	0	78,343	0.462750	36,253
4.500%	6/1/2025	92	5,000,000	79,863	79,863	0	79,863	0.455475	36,376
4.479%	9/1/2025	92	5,000,000	79,594	79,594	0	79,594	0.448338	35,685
4.455%	12/1/2025	91	5,000,000	78,420	78,420	0	78,420	0.441415	34,616
4.429%	3/1/2026	90	5,000,000	77,239	77,239	0	77,239	0.434700	33,576
4.403%	6/1/2026	92	5,000,000	78,627	78,627	0	78,627	0.427970	33,650
4.378%	9/1/2026	92	5,000,000	78,298	78,298	0	78,298	0.421371	32,992
4.352%	12/1/2026	91	5,000,000	77,122	77,122	0	77,122	0.414971	32,003
4.327%	3/1/2027	90	5,000,000	75,957	75,957	0	75,957	0.408761	31,048
4.302%	6/1/2027	92	5,000,000	77,326	77,326	0	77,326	0.402536	31,126
4.277%	9/1/2027	92	5,000,000	77,014	77,014	0	77,014	0.396430	30,531
4.254%	12/1/2027	91	5,000,000	75,878	75,878	0	75,878	0.390503	29,631
4.231%	3/1/2028	91	5,000,000	75,591	75,591	0	75,591	0.384688	29,079
4.209%	6/1/2028	92	5,000,000	76,145	76,145	0	76,145	0.378917	28,852
4.189%	9/1/2028	92	5,000,000	75,883	75,883	0	75,883	0.373252	28,324
4.170%	12/1/2028	91	5,000,000	74,817	74,817	0	74,817	0.367750	27,514
4.152%	3/1/2029	90	5,000,000	73,776	73,776	0	73,776	0.362402	26,737
4.136%	6/1/2029	92	5,000,000	75,213	75,213	0	75,213	0.357032	26,854
4.122%	9/1/2029	92	5,000,000	75,035	75,035	0	75,035	0.351753	26,394
4.110%	12/1/2029	91	5,000,000	74,068	74,068	0	74,068	0.346618	25,673
4.101%	3/1/2030	90	5,000,000	73,132	73,132	0	73,132	0.341621	24,984
4.093%	6/1/2030	92	5,000,000	74,662	74,662	0	74,662	0.336595	25,131
4.088%	9/1/2030	92	5,000,000	74,599	74,599	0	74,599	0.331647	24,741
4.086%	12/1/2030	91	5,000,000	73,755	73,755	0	73,755	0.326826	24,105
4.083%	3/1/2031	90	5,000,000	72,917	72,917	0	72,917	0.322128	23,489
4.081%	6/1/2031	92	5,000,000	74,507	74,507	0	74,507	0.317399	23,648
4.079%	9/1/2031	92	5,000,000	74,476	74,476	0	74,476	0.312740	23,292
4.076%	12/1/2031	91	5,000,000	73,634	73,634	0	73,634	0.308202	22,694
4.073%	3/1/2032	91	5,000,000	73,601	73,601	0	73,601	0.303731	22,355
4.071%	6/1/2032	92	5,000,000	74,375	74,375	0	74,375	0.299279	22,259
4.068%	9/1/2032	92	5,000,000	74,340	74,340	0	74,340	0.294894	21,922
4.065%	12/1/2032	91	5,000,000	73,497	73,497	0	73,497	0.290622	21,360
4.062%	3/1/2033	90	5,000,000	72,654	72,654	0	72,654	0.286460	20,812
4.059%	6/1/2033	92	5,000,000	74,232	74,232	0	74,232	0.282269	20,954
4.057%	9/1/2033	92	5,000,000	74,196	74,196	0	74,196	0.278142	20,637
4.054%	12/1/2033	91	5,000,000	73,355	73,355	0	73,355	0.274120	20,108
4.051%	3/1/2034	90	5,000,000	72,514	72,514	0	72,514	0.270202	19,593
4.048%	6/1/2034	92	5,000,000	74,091	74,091	0	74,091	0.266256	19,727
4.046%	9/1/2034	92	5,000,000	74,057	74,057	0	74,057	0.262370	19,430
4.043%	12/1/2034	91	5,000,000	73,220	73,220	0	73,220	0.258583	18,933
4.041%	3/1/2035	90	5,000,000	72,384	72,384	0	72,384	0.254893	18,450
4.038%	6/1/2035	92	5,000,000	73,963	73,963	0	73,963	0.251178	18,578
4.036%	9/1/2035	92	5,000,000	73,934	73,934	0	73,934	0.247518	18,300
4.034%	12/1/2035	91	5,000,000	73,104	73,104	0	73,104	0.243951	17,834
4.032%	3/1/2036	91	5,000,000	73,080	73,080	0	73,080	0.240437	17,571
4.030%	6/1/2036	92	5,000,000	73,860	73,860	0	73,860	0.236937	17,500
4.029%	9/1/2036	92	5,000,000	73,840	73,840	0	73,840	0.233489	17,241
4.027%	12/1/2036	91	5,000,000	73,019	73,019	0	73,019	0.230128	16,804
4.026%	3/1/2037	90	5,000,000	72,202	72,202	5,000,000	5,072,202	0.226852	1,150,639
				7,581,551	7,581,551	5,000,000	12,581,551		5,109,412

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

Sun National
Cash Flow Analysis - Amboy Trust Preferred
Prepared By Sandler O'Neill & Partners
9/30/2009

Assumptions:
1) Deal is run to maturity.
2) Bond is currently deferring. This analysis assumes it returns to paying status Dec-10 and pays deferred interest as well as interest on interest .
3) Fwd LIBOR rates as of 9/30/2009.
4) Current principal balance is increased by September deferred interest amount
	Coupon:	LIB + 175 bps
	Original Principal Balance:	5,000,000
	Current Principal Balance:	5,030,555

	Discount Spread:	1.750%
	Price:	100.000

LIBOR Applied	Date	Days act/360	Accruing Balance	Interest Due	Interest Paid	Principal Paid	Total Cashflow	Discount Factor	Discounted Cash Flows
0.668%	9/1/2009	91	5,000,000	30,555	0	0	0	1.000000	0
0.280%	12/1/2009	91	5,030,555	25,810	0	0	0	0.994895	0
0.369%	3/1/2010	90	5,056,365	26,785	0	0	0	0.989653	0
0.679%	6/1/2010	92	5,083,150	31,558	0	0	0	0.983547	0
1.023%	9/1/2010	92	5,114,709	36,243	0	0	0	0.976626	0
1.427%	12/1/2010	91	5,150,952	41,368	192,321	0	192,321	0.968845	186,329
1.817%	3/1/2011	90	5,000,000	44,584	44,584	0	44,584	0.960282	42,813
2.125%	6/1/2011	92	5,000,000	49,509	49,509	0	49,509	0.950867	47,077
2.217%	9/1/2011	92	5,000,000	50,689	50,689	0	50,689	0.941324	47,715
2.559%	12/1/2011	91	5,000,000	54,457	54,457	0	54,457	0.931182	50,709
2.955%	3/1/2012	91	5,000,000	59,462	59,462	0	59,462	0.920238	54,719
3.277%	6/1/2012	92	5,000,000	64,231	64,231	0	64,231	0.908567	58,358
3.486%	9/1/2012	92	5,000,000	66,910	66,910	0	66,910	0.896569	59,990
3.571%	12/1/2012	91	5,000,000	67,254	67,254	0	67,254	0.884669	59,497
3.623%	3/1/2013	90	5,000,000	67,165	67,165	0	67,165	0.872943	58,631
3.684%	6/1/2013	92	5,000,000	69,428	69,428	0	69,428	0.860988	59,777
3.767%	9/1/2013	92	5,000,000	70,489	70,489	0	70,489	0.849018	59,847
3.877%	12/1/2013	91	5,000,000	71,118	71,118	0	71,118	0.837112	59,534
3.981%	3/1/2014	90	5,000,000	71,640	71,640	0	71,640	0.825287	59,124
4.068%	6/1/2014	92	5,000,000	74,341	74,341	0	74,341	0.813196	60,454
4.136%	9/1/2014	92	5,000,000	75,216	75,216	0	75,216	0.801144	60,259
4.188%	12/1/2014	91	5,000,000	75,045	75,045	0	75,045	0.789298	59,233
4.229%	3/1/2015	90	5,000,000	74,743	74,743	0	74,743	0.777673	58,126
4.265%	6/1/2015	92	5,000,000	76,864	76,864	0	76,864	0.765899	58,870
4.297%	9/1/2015	92	5,000,000	77,270	77,270	0	77,270	0.754243	58,280
4.325%	12/1/2015	91	5,000,000	76,787	76,787	0	76,787	0.742835	57,040
4.348%	3/1/2016	91	5,000,000	77,076	77,076	0	77,076	0.731558	56,385
4.366%	6/1/2016	92	5,000,000	78,146	78,146	0	78,146	0.720300	56,289
4.379%	9/1/2016	92	5,000,000	78,310	78,310	0	78,310	0.709193	55,537
4.387%	12/1/2016	91	5,000,000	77,571	77,571	0	77,571	0.698358	54,172
4.393%	3/1/2017	90	5,000,000	76,790	76,790	0	76,790	0.687795	52,816
4.396%	6/1/2017	92	5,000,000	78,538	78,538	0	78,538	0.677158	53,183
4.398%	9/1/2017	92	5,000,000	78,558	78,558	0	78,558	0.666684	52,373
4.399%	12/1/2017	91	5,000,000	77,711	77,711	0	77,711	0.656481	51,016
4.399%	3/1/2018	90	5,000,000	76,862	76,862	0	76,862	0.646542	49,694
4.400%	6/1/2018	92	5,000,000	78,581	78,581	0	78,581	0.636538	50,020
4.402%	9/1/2018	92	5,000,000	78,608	78,608	0	78,608	0.626685	49,263
4.406%	12/1/2018	91	5,000,000	77,806	77,806	0	77,806	0.617083	48,013
4.413%	3/1/2019	90	5,000,000	77,037	77,037	0	77,037	0.607719	46,817
4.423%	6/1/2019	92	5,000,000	78,882	78,882	0	78,882	0.598280	47,193
4.438%	9/1/2019	92	5,000,000	79,068	79,068	0	79,068	0.588967	46,569
4.456%	12/1/2019	91	5,000,000	78,443	78,443	0	78,443	0.579869	45,486
4.474%	3/1/2020	91	5,000,000	78,669	78,669	0	78,669	0.570887	44,911
4.490%	6/1/2020	92	5,000,000	79,737	79,737	0	79,737	0.561926	44,806
4.504%	9/1/2020	92	5,000,000	79,916	79,916	0	79,916	0.553086	44,200
4.516%	12/1/2020	91	5,000,000	79,200	79,200	0	79,200	0.544462	43,121
4.526%	3/1/2021	90	5,000,000	78,456	78,456	0	78,456	0.536050	42,056
4.535%	6/1/2021	92	5,000,000	80,305	80,305	0	80,305	0.527577	42,367
4.541%	9/1/2021	92	5,000,000	80,386	80,386	0	80,386	0.519229	41,739
4.546%	12/1/2021	91	5,000,000	79,568	79,568	0	79,568	0.511096	40,667
4.548%	3/1/2022	90	5,000,000	78,726	78,726	0	78,726	0.503173	39,613
4.549%	6/1/2022	92	5,000,000	80,484	80,484	0	80,484	0.495202	39,856
4.548%	9/1/2022	92	5,000,000	80,469	80,469	0	80,469	0.487359	39,217
4.545%	12/1/2022	91	5,000,000	79,556	79,556	0	79,556	0.479726	38,165
4.540%	3/1/2023	90	5,000,000	78,621	78,621	0	78,621	0.472299	37,133
4.533%	6/1/2023	92	5,000,000	80,283	80,283	0	80,283	0.464835	37,318
4.524%	9/1/2023	92	5,000,000	80,174	80,174	0	80,174	0.457499	36,680
4.514%	12/1/2023	91	5,000,000	79,172	79,172	0	79,172	0.450368	35,657
4.502%	3/1/2024	91	5,000,000	79,018	79,018	0	79,018	0.443361	35,034
4.488%	6/1/2024	92	5,000,000	79,709	79,709	0	79,709	0.436404	34,785
4.472%	9/1/2024	92	5,000,000	79,508	79,508	0	79,508	0.429574	34,154
4.455%	12/1/2024	91	5,000,000	78,425	78,425	0	78,425	0.422940	33,169
4.437%	3/1/2025	90	5,000,000	77,339	77,339	0	77,339	0.416497	32,212
4.419%	6/1/2025	92	5,000,000	78,826	78,826	0	78,826	0.410033	32,321
4.401%	9/1/2025	92	5,000,000	78,593	78,593	0	78,593	0.403688	31,727
4.383%	12/1/2025	91	5,000,000	77,508	77,508	0	77,508	0.397525	30,812
4.364%	3/1/2026	90	5,000,000	76,430	76,430	0	76,430	0.391540	29,925
4.346%	6/1/2026	92	5,000,000	77,899	77,899	0	77,899	0.385534	30,033
4.329%	9/1/2026	92	5,000,000	77,674	77,674	0	77,674	0.379636	29,488
4.312%	12/1/2026	91	5,000,000	76,612	76,612	0	76,612	0.373907	28,646
4.295%	3/1/2027	90	5,000,000	75,561	75,561	0	75,561	0.368341	27,832
4.279%	6/1/2027	92	5,000,000	77,034	77,034	0	77,034	0.362752	27,944
4.263%	9/1/2027	92	5,000,000	76,837	76,837	0	76,837	0.357262	27,451
4.249%	12/1/2027	91	5,000,000	75,817	75,817	0	75,817	0.351925	26,682
4.235%	3/1/2028	91	5,000,000	75,644	75,644	0	75,644	0.346680	26,224
4.222%	6/1/2028	92	5,000,000	76,314	76,314	0	76,314	0.341469	26,059
4.211%	9/1/2028	92	5,000,000	76,167	76,167	0	76,167	0.336345	25,618
4.201%	12/1/2028	91	5,000,000	75,209	75,209	0	75,209	0.331361	24,921
4.192%	3/1/2029	90	5,000,000	74,270	74,270	0	74,270	0.326511	24,250
4.184%	6/1/2029	92	5,000,000	75,824	75,824	0	75,824	0.321633	24,388
4.178%	9/1/2029	92	5,000,000	75,748	75,748	0	75,748	0.316833	23,999
4.174%	12/1/2029	91	5,000,000	74,866	74,866	0	74,866	0.312159	23,370
4.169%	3/1/2030	90	5,000,000	73,990	73,990	0	73,990	0.307607	22,760
4.165%	6/1/2030	92	5,000,000	75,578	75,578	0	75,578	0.303027	22,902
4.160%	9/1/2030	92	5,000,000	75,520	75,520	0	75,520	0.298518	22,544
4.156%	12/1/2030	91	5,000,000	74,641	74,641	0	74,641	0.294127	21,954
4.151%	3/1/2031	90	5,000,000	73,762	73,762	0	73,762	0.289851	21,380
4.146%	6/1/2031	92	5,000,000	75,340	75,340	0	75,340	0.285549	21,513
4.141%	9/1/2031	92	5,000,000	75,280	75,280	0	75,280	0.281313	21,177
4.137%	12/1/2031	91	5,000,000	74,401	74,401	0	74,401	0.277189	20,623
4.132%	3/1/2032	91	5,000,000	74,340	74,340	0	74,340	0.273128	20,304
4.127%	6/1/2032	92	5,000,000	75,095	75,095	0	75,095	0.269086	20,207
4.122%	9/1/2032	92	5,000,000	75,033	75,033	0	75,033	0.265108	19,892
4.117%	12/1/2032	91	5,000,000	74,157	74,157	0	74,157	0.261234	19,372
4.113%	3/1/2033	90	5,000,000	73,282	73,282	0	73,282	0.257460	18,867
4.108%	6/1/2033	92	5,000,000	74,850	74,850	0	74,850	0.253663	18,987
4.103%	9/1/2033	92	5,000,000	74,790	74,790	0	74,790	0.249924	18,692
4.099%	12/1/2033	91	5,000,000	73,919	73,919	0	73,919	0.246283	18,205
4.094%	3/1/2034	90	5,000,000	73,050	73,050	0	73,050	0.242737	17,732
4.090%	6/1/2034	92	5,000,000	74,616	74,616	0	74,616	0.239168	17,846
4.085%	9/1/2034	92	5,000,000	74,561	74,561	0	74,561	0.235654	17,571
4.081%	12/1/2034	91	5,000,000	73,697	73,697	0	73,697	0.232231	17,115
4.077%	3/1/2035	90	5,000,000	72,836	72,836	0	72,836	0.228896	16,672
4.073%	6/1/2035	92	5,000,000	74,404	74,404	0	74,404	0.225540	16,781
4.069%	9/1/2035	92	5,000,000	74,355	74,355	0	74,355	0.222235	16,524
4.065%	12/1/2035	91	5,000,000	73,500	73,500	0	73,500	0.219016	16,098
4.062%	3/1/2036	91	5,000,000	73,456	73,456	0	73,456	0.215845	15,855
4.059%	6/1/2036	92	5,000,000	74,222	74,222	0	74,222	0.212688	15,786
4.056%	9/1/2036	92	5,000,000	74,182	74,182	0	74,182	0.209578	15,547
4.053%	12/1/2036	91	5,000,000	73,339	73,339	0	73,339	0.206549	15,148
4.050%	3/1/2037	90	5,000,000	72,500	72,500	5,000,000	5,072,500	0.203596	1,032,743
				8,050,759	8,050,759	5,000,000	13,050,759		5,030,555

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

Sun National
Cash Flow Analysis - Amboy Trust Preferred								Appendix I
Prepared By Sandler O'Neill & Partners
12/31/2009

Assumptions:
1) Deal is run to maturity.
2) Bond is currently deferring. This analysis assumes it returns to paying status Dec-10 and pays deferred interest as well as interest on interest .
3) Fwd LIBOR rates as of 12/30/2009.
4) Current principal balance is increased by September and December deferred interest amounts
					Coupon:				LIB + 175 bps
					Original Principal Balance:				5,000,000
					Current Principal Balance:				5,056,365

					Discount Spread:				1.750%
					Price:				100.000

LIBOR Applied	Date	Days act/360	Accruing Balance	Interest Due	Interest Paid	Principal Paid	Total Cashflow	Discount Factor	Discounted Cash Flows
0.668%	9/1/2009	91	5,000,000	30,555	0	0	0	1.000000	0
0.280%	12/1/2009	91	5,030,555	25,810	0	0	0	1.000000	0
0.255%	3/1/2010	90	5,056,365	25,349	0	0	0	0.995012	0
0.397%	6/1/2010	92	5,081,714	27,881	0	0	0	0.989582	0
0.749%	9/1/2010	92	5,109,595	32,631	0	0	0	0.983303	0
1.176%	12/1/2010	91	5,142,226	38,034	180,260	0	180,260	0.976083	175,949
1.602%	3/1/2011	90	5,000,000	41,900	41,900	0	41,900	0.967972	40,558
2.006%	6/1/2011	92	5,000,000	47,991	47,991	0	47,991	0.958769	46,013
2.345%	9/1/2011	92	5,000,000	52,326	52,326	0	52,326	0.948839	49,649
2.425%	12/1/2011	91	5,000,000	52,765	52,765	0	52,765	0.938931	49,543
2.769%	3/1/2012	91	5,000,000	57,116	57,116	0	57,116	0.928326	53,022
3.192%	6/1/2012	92	5,000,000	63,148	63,148	0	63,148	0.916748	57,890
3.552%	9/1/2012	92	5,000,000	67,748	67,748	0	67,748	0.904493	61,278
3.814%	12/1/2012	91	5,000,000	70,321	70,321	0	70,321	0.891948	62,723
3.961%	3/1/2013	90	5,000,000	71,390	71,390	0	71,390	0.879392	62,780
4.072%	6/1/2013	92	5,000,000	74,391	74,391	0	74,391	0.866500	64,460
4.185%	9/1/2013	92	5,000,000	75,831	75,831	0	75,831	0.853555	64,726
4.311%	12/1/2013	91	5,000,000	76,598	76,598	0	76,598	0.840676	64,394
4.454%	3/1/2014	90	5,000,000	77,548	77,548	0	77,548	0.827837	64,197
4.586%	6/1/2014	92	5,000,000	80,958	80,958	0	80,958	0.814646	65,952
4.695%	9/1/2014	92	5,000,000	82,352	82,352	0	82,352	0.801446	66,000
4.779%	12/1/2014	91	5,000,000	82,525	82,525	0	82,525	0.788433	65,065
4.840%	3/1/2015	90	5,000,000	82,380	82,380	0	82,380	0.775653	63,898
4.890%	6/1/2015	92	5,000,000	84,843	84,843	0	84,843	0.762711	64,711
4.933%	9/1/2015	92	5,000,000	85,400	85,400	0	85,400	0.749903	64,042
4.973%	12/1/2015	91	5,000,000	84,973	84,973	0	84,973	0.737372	62,657
5.010%	3/1/2016	91	5,000,000	85,438	85,438	0	85,438	0.724983	61,941
5.040%	6/1/2016	92	5,000,000	86,766	86,766	0	86,766	0.712617	61,831
5.064%	9/1/2016	92	5,000,000	87,066	87,066	0	87,066	0.700421	60,983
5.081%	12/1/2016	91	5,000,000	86,339	86,339	0	86,339	0.688531	59,447
5.093%	3/1/2017	90	5,000,000	85,543	85,543	0	85,543	0.676950	57,908
5.102%	6/1/2017	92	5,000,000	87,552	87,552	0	87,552	0.665300	58,248
5.108%	9/1/2017	92	5,000,000	87,628	87,628	0	87,628	0.653841	57,294
5.112%	12/1/2017	91	5,000,000	86,729	86,729	0	86,729	0.642693	55,740
5.116%	3/1/2018	90	5,000,000	85,821	85,821	0	85,821	0.631848	54,226
5.120%	6/1/2018	92	5,000,000	87,778	87,778	0	87,778	0.620947	54,505
5.125%	9/1/2018	92	5,000,000	87,842	87,842	0	87,842	0.610226	53,604
5.132%	12/1/2018	91	5,000,000	86,978	86,978	0	86,978	0.599792	52,169
5.142%	3/1/2019	90	5,000,000	86,152	86,152	0	86,152	0.589633	50,798
5.156%	6/1/2019	92	5,000,000	88,249	88,249	0	88,249	0.579406	51,132
5.176%	9/1/2019	92	5,000,000	88,496	88,496	0	88,496	0.569330	50,384
5.201%	12/1/2019	91	5,000,000	87,854	87,854	0	87,854	0.559499	49,154
5.232%	3/1/2020	91	5,000,000	88,243	88,243	0	88,243	0.549796	48,516
5.262%	6/1/2020	92	5,000,000	89,598	89,598	0	89,598	0.540117	48,393
5.289%	9/1/2020	92	5,000,000	89,946	89,946	0	89,946	0.530572	47,723
5.314%	12/1/2020	91	5,000,000	89,275	89,275	0	89,275	0.521265	46,536
5.335%	3/1/2021	90	5,000,000	88,558	88,558	0	88,558	0.512193	45,359
5.353%	6/1/2021	92	5,000,000	90,756	90,756	0	90,756	0.503062	45,656
5.367%	9/1/2021	92	5,000,000	90,945	90,945	0	90,945	0.494075	44,934
5.379%	12/1/2021	91	5,000,000	90,102	90,102	0	90,102	0.485330	43,729
5.387%	3/1/2022	90	5,000,000	89,213	89,213	0	89,213	0.476822	42,539
5.392%	6/1/2022	92	5,000,000	91,255	91,255	0	91,255	0.468275	42,733
5.393%	9/1/2022	92	5,000,000	91,270	91,270	0	91,270	0.459881	41,973
5.390%	12/1/2022	91	5,000,000	90,247	90,247	0	90,247	0.451727	40,767
5.384%	3/1/2023	90	5,000,000	89,178	89,178	0	89,178	0.443812	39,578
5.374%	6/1/2023	92	5,000,000	91,033	91,033	0	91,033	0.435876	39,679
5.361%	9/1/2023	92	5,000,000	90,858	90,858	0	90,858	0.428097	38,896
5.343%	12/1/2023	91	5,000,000	89,648	89,648	0	89,648	0.420556	37,702
5.321%	3/1/2024	91	5,000,000	89,374	89,374	0	89,374	0.413171	36,927
5.296%	6/1/2024	92	5,000,000	90,028	90,028	0	90,028	0.405863	36,539
5.266%	9/1/2024	92	5,000,000	89,647	89,647	0	89,647	0.398714	35,744
5.232%	12/1/2024	91	5,000,000	88,243	88,243	0	88,243	0.391800	34,574
5.194%	3/1/2025	90	5,000,000	86,801	86,801	0	86,801	0.385114	33,428
5.155%	6/1/2025	92	5,000,000	88,234	88,234	0	88,234	0.378436	33,391
5.117%	9/1/2025	92	5,000,000	87,740	87,740	0	87,740	0.371910	32,631
5.078%	12/1/2025	91	5,000,000	86,302	86,302	0	86,302	0.365599	31,552
5.041%	3/1/2026	90	5,000,000	84,883	84,883	0	84,883	0.359496	30,515
5.004%	6/1/2026	92	5,000,000	86,297	86,297	0	86,297	0.353397	30,497
4.968%	9/1/2026	92	5,000,000	85,837	85,837	0	85,837	0.347432	29,823
4.933%	12/1/2026	91	5,000,000	84,464	84,464	0	84,464	0.341661	28,858
4.899%	3/1/2027	90	5,000,000	83,118	83,118	0	83,118	0.336074	27,934
4.868%	6/1/2027	92	5,000,000	84,557	84,557	0	84,557	0.330485	27,945
4.837%	9/1/2027	92	5,000,000	84,173	84,173	0	84,173	0.325014	27,357
4.809%	12/1/2027	91	5,000,000	82,903	82,903	0	82,903	0.319712	26,505
4.783%	3/1/2028	91	5,000,000	82,575	82,575	0	82,575	0.314518	25,971
4.760%	6/1/2028	92	5,000,000	83,182	83,182	0	83,182	0.309371	25,734
4.739%	9/1/2028	92	5,000,000	82,914	82,914	0	82,914	0.304325	25,233
4.721%	12/1/2028	91	5,000,000	81,784	81,784	0	81,784	0.299427	24,488
4.706%	3/1/2029	90	5,000,000	80,696	80,696	0	80,696	0.294671	23,779
4.694%	6/1/2029	92	5,000,000	82,336	82,336	0	82,336	0.289898	23,869
4.685%	9/1/2029	92	5,000,000	82,227	82,227	0	82,227	0.285207	23,452
4.680%	12/1/2029	91	5,000,000	81,270	81,270	0	81,270	0.280646	22,808
4.679%	3/1/2030	90	5,000,000	80,358	80,358	0	80,358	0.276207	22,195
4.678%	6/1/2030	92	5,000,000	82,135	82,135	0	82,135	0.271743	22,320
4.677%	9/1/2030	92	5,000,000	82,126	82,126	0	82,126	0.267351	21,956
4.677%	12/1/2030	91	5,000,000	81,224	81,224	0	81,224	0.263078	21,368
4.676%	3/1/2031	90	5,000,000	80,321	80,321	0	80,321	0.258918	20,797
4.675%	6/1/2031	92	5,000,000	82,096	82,096	0	82,096	0.254736	20,913
4.674%	9/1/2031	92	5,000,000	82,085	82,085	0	82,085	0.250621	20,572
4.673%	12/1/2031	91	5,000,000	81,182	81,182	0	81,182	0.246617	20,021
4.672%	3/1/2032	91	5,000,000	81,172	81,172	0	81,172	0.242677	19,699
4.672%	6/1/2032	92	5,000,000	82,053	82,053	0	82,053	0.238759	19,591
4.671%	9/1/2032	92	5,000,000	82,042	82,042	0	82,042	0.234905	19,272
4.670%	12/1/2032	91	5,000,000	81,139	81,139	0	81,139	0.231154	18,756
4.669%	3/1/2033	90	5,000,000	80,237	80,237	0	80,237	0.227503	18,254
4.668%	6/1/2033	92	5,000,000	82,009	82,009	0	82,009	0.223832	18,356
4.667%	9/1/2033	92	5,000,000	81,998	81,998	0	81,998	0.220220	18,058
4.666%	12/1/2033	91	5,000,000	81,097	81,097	0	81,097	0.216705	17,574
4.666%	3/1/2034	90	5,000,000	80,196	80,196	0	80,196	0.213284	17,105
4.665%	6/1/2034	92	5,000,000	81,968	81,968	0	81,968	0.209844	17,201
4.664%	9/1/2034	92	5,000,000	81,959	81,959	0	81,959	0.206460	16,921
4.664%	12/1/2034	91	5,000,000	81,060	81,060	0	81,060	0.203166	16,469
4.663%	3/1/2035	90	5,000,000	80,161	80,161	0	80,161	0.199961	16,029
4.662%	6/1/2035	92	5,000,000	81,935	81,935	0	81,935	0.196737	16,120
4.662%	9/1/2035	92	5,000,000	81,928	81,928	0	81,928	0.193565	15,858
4.661%	12/1/2035	91	5,000,000	81,031	81,031	0	81,031	0.190478	15,435
4.661%	3/1/2036	91	5,000,000	81,025	81,025	0	81,025	0.187441	15,187
4.660%	6/1/2036	92	5,000,000	81,911	81,911	0	81,911	0.184419	15,106
4.660%	9/1/2036	92	5,000,000	81,907	81,907	0	81,907	0.181447	14,862
4.660%	12/1/2036	91	5,000,000	81,014	81,014	0	81,014	0.178554	14,465
4.660%	3/1/2037	90	5,000,000	80,122	80,122	5,000,000	5,080,122	0.175738	892,770
				8,824,194	8,824,194	5,000,000	13,824,194		5,056,365

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information. Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed. The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment. As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates. Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information. The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances. This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

Sun National
Cash Flow Analysis - Amboy Trust Preferred
Prepared By Sandler O'Neill & Partners
3/31/2010

Assumptions:
1) Deal is run to maturity.
2) Bond is currently deferring. This analysis assumes it returns to paying status Dec-10 and pays deferred interest as well as interest on interest .
3) Fwd LIBOR rates as of 3/31/2010
4) Current principal balance is increased by September - March deferred interest amounts
					Coupon:				LIB + 175 bps
					Original Principal Balance:				5,000,000
					Current Principal Balance:				5,081,714

					Discount Spread:				7.000%
					Price:				55.097

LIBOR Applied	Date	Days act/360	Accruing Balance	Interest Due	Interest Paid	Principal Paid	Total Cashflow	Discount Factor	Discounted Cash Flows
0.668%	9/1/2009	91	5,000,000	30,555	0	0	0	1.000000	0
0.280%	12/1/2009	91	5,030,555	25,810	0	0	0	1.000000	0
0.255%	3/1/2010	90	5,056,365	25,349	0	0	0	1.000000	0
0.383%	6/1/2010	92	5,081,714	27,698	0	0	0	0.981482	0
0.584%	9/1/2010	92	5,109,412	30,471	0	0	0	0.962822	0
0.889%	12/1/2010	91	5,139,884	34,287	174,171	0	174,171	0.943997	164,417
1.246%	3/1/2011	90	5,000,000	37,444	37,444	0	37,444	0.924931	34,633
1.606%	6/1/2011	92	5,000,000	42,883	42,883	0	42,883	0.905027	38,810
1.966%	9/1/2011	92	5,000,000	47,476	47,476	0	47,476	0.884755	42,004
2.341%	12/1/2011	91	5,000,000	51,703	51,703	0	51,703	0.864347	44,689
2.633%	3/1/2012	91	5,000,000	55,400	55,400	0	55,400	0.843800	46,746
2.884%	6/1/2012	92	5,000,000	59,218	59,218	0	59,218	0.823010	48,737
3.122%	9/1/2012	92	5,000,000	62,253	62,253	0	62,253	0.802258	49,943
3.349%	12/1/2012	91	5,000,000	64,447	64,447	0	64,447	0.781806	50,385
3.568%	3/1/2013	90	5,000,000	66,470	66,470	0	66,470	0.761683	50,629
3.772%	6/1/2013	92	5,000,000	70,556	70,556	0	70,556	0.741277	52,302
3.959%	9/1/2013	92	5,000,000	72,951	72,951	0	72,951	0.721082	52,604
4.130%	12/1/2013	91	5,000,000	74,311	74,311	0	74,311	0.701351	52,118
4.283%	3/1/2014	90	5,000,000	75,408	75,408	0	75,408	0.682111	51,436
4.418%	6/1/2014	92	5,000,000	78,816	78,816	0	78,816	0.662771	52,237
4.536%	9/1/2014	92	5,000,000	80,326	80,326	0	80,326	0.643791	51,713
4.637%	12/1/2014	91	5,000,000	80,721	80,721	0	80,721	0.625395	50,483
4.720%	3/1/2015	90	5,000,000	80,875	80,875	0	80,875	0.607592	49,139
4.791%	6/1/2015	92	5,000,000	83,573	83,573	0	83,573	0.589820	49,293
4.851%	9/1/2015	92	5,000,000	84,340	84,340	0	84,340	0.572483	48,283
4.901%	12/1/2015	91	5,000,000	84,061	84,061	0	84,061	0.555764	46,718
4.943%	3/1/2016	91	5,000,000	84,595	84,595	0	84,595	0.539477	45,637
4.980%	6/1/2016	92	5,000,000	85,989	85,989	0	85,989	0.523452	45,011
5.012%	9/1/2016	92	5,000,000	86,400	86,400	0	86,400	0.507862	43,879
5.041%	12/1/2016	91	5,000,000	85,832	85,832	0	85,832	0.492861	42,303
5.068%	3/1/2017	90	5,000,000	85,230	85,230	0	85,230	0.478426	40,776
5.092%	6/1/2017	92	5,000,000	87,430	87,430	0	87,430	0.464085	40,575
5.113%	9/1/2017	92	5,000,000	87,693	87,693	0	87,693	0.450150	39,475
5.131%	12/1/2017	91	5,000,000	86,969	86,969	0	86,969	0.436757	37,984
5.147%	3/1/2018	90	5,000,000	86,218	86,218	0	86,218	0.423885	36,546
5.163%	6/1/2018	92	5,000,000	88,332	88,332	0	88,332	0.411106	36,314
5.178%	9/1/2018	92	5,000,000	88,528	88,528	0	88,528	0.398698	35,296
5.194%	12/1/2018	91	5,000,000	87,768	87,768	0	87,768	0.386776	33,947
5.212%	3/1/2019	90	5,000,000	87,023	87,023	0	87,023	0.375317	32,661
5.232%	6/1/2019	92	5,000,000	89,210	89,210	0	89,210	0.363941	32,467
5.255%	9/1/2019	92	5,000,000	89,502	89,502	0	89,502	0.352890	31,584
5.281%	12/1/2019	91	5,000,000	88,867	88,867	0	88,867	0.342264	30,416
5.312%	3/1/2020	91	5,000,000	89,252	89,252	0	89,252	0.331934	29,626
5.341%	6/1/2020	92	5,000,000	90,606	90,606	0	90,606	0.321786	29,156
5.367%	9/1/2020	92	5,000,000	90,942	90,942	0	90,942	0.311927	28,367
5.390%	12/1/2020	91	5,000,000	90,248	90,248	0	90,248	0.302454	27,296
5.411%	3/1/2021	90	5,000,000	89,510	89,510	0	89,510	0.293352	26,258
5.428%	6/1/2021	92	5,000,000	91,721	91,721	0	91,721	0.284322	26,078
5.443%	9/1/2021	92	5,000,000	91,905	91,905	0	91,905	0.275560	25,325
5.454%	12/1/2021	91	5,000,000	91,050	91,050	0	91,050	0.267150	24,324
5.462%	3/1/2022	90	5,000,000	90,154	90,154	0	90,154	0.259078	23,357
5.468%	6/1/2022	92	5,000,000	92,226	92,226	0	92,226	0.251078	23,156
5.470%	9/1/2022	92	5,000,000	92,256	92,256	0	92,256	0.243324	22,448
5.469%	12/1/2022	91	5,000,000	91,244	91,244	0	91,244	0.235889	21,524
5.466%	3/1/2023	90	5,000,000	90,195	90,195	0	90,195	0.228760	20,633
5.459%	6/1/2023	92	5,000,000	92,113	92,113	0	92,113	0.221701	20,422
5.449%	9/1/2023	92	5,000,000	91,988	91,988	0	91,988	0.214865	19,765
5.436%	12/1/2023	91	5,000,000	90,825	90,825	0	90,825	0.208317	18,920
5.420%	3/1/2024	91	5,000,000	90,624	90,624	0	90,624	0.201975	18,304
5.401%	6/1/2024	92	5,000,000	91,377	91,377	0	91,377	0.195771	17,889
5.379%	9/1/2024	92	5,000,000	91,094	91,094	0	91,094	0.189768	17,287
5.354%	12/1/2024	91	5,000,000	89,786	89,786	0	89,786	0.184021	16,522
5.326%	3/1/2025	90	5,000,000	88,450	88,450	0	88,450	0.178520	15,790
5.297%	6/1/2025	92	5,000,000	90,045	90,045	0	90,045	0.173081	15,585
5.268%	9/1/2025	92	5,000,000	89,673	89,673	0	89,673	0.167819	15,049
5.239%	12/1/2025	91	5,000,000	88,331	88,331	0	88,331	0.162783	14,379
5.210%	3/1/2026	90	5,000,000	87,000	87,000	0	87,000	0.157962	13,743
5.182%	6/1/2026	92	5,000,000	88,570	88,570	0	88,570	0.153193	13,568
5.154%	9/1/2026	92	5,000,000	88,213	88,213	0	88,213	0.148578	13,106
5.126%	12/1/2026	91	5,000,000	86,910	86,910	0	86,910	0.144159	12,529
5.100%	3/1/2027	90	5,000,000	85,625	85,625	0	85,625	0.139926	11,981
5.075%	6/1/2027	92	5,000,000	87,205	87,205	0	87,205	0.135738	11,837
5.051%	9/1/2027	92	5,000,000	86,897	86,897	0	86,897	0.131682	11,443
5.028%	12/1/2027	91	5,000,000	85,666	85,666	0	85,666	0.127797	10,948
5.007%	3/1/2028	91	5,000,000	85,400	85,400	0	85,400	0.124032	10,592
4.988%	6/1/2028	92	5,000,000	86,091	86,091	0	86,091	0.120346	10,361
4.970%	9/1/2028	92	5,000,000	85,868	85,868	0	85,868	0.116773	10,027
4.955%	12/1/2028	91	5,000,000	84,741	84,741	0	84,741	0.113348	9,605
4.942%	3/1/2029	90	5,000,000	83,646	83,646	0	83,646	0.110062	9,206
4.931%	6/1/2029	92	5,000,000	85,369	85,369	0	85,369	0.106806	9,118
4.923%	9/1/2029	92	5,000,000	85,266	85,266	0	85,266	0.103648	8,838
4.918%	12/1/2029	91	5,000,000	84,273	84,273	0	84,273	0.100617	8,479
4.915%	3/1/2030	90	5,000,000	83,313	83,313	0	83,313	0.097706	8,140
4.913%	6/1/2030	92	5,000,000	85,138	85,138	0	85,138	0.094819	8,073
4.911%	9/1/2030	92	5,000,000	85,110	85,110	0	85,110	0.092019	7,832
4.908%	12/1/2030	91	5,000,000	84,155	84,155	0	84,155	0.089330	7,518
4.906%	3/1/2031	90	5,000,000	83,200	83,200	0	83,200	0.086747	7,217
4.904%	6/1/2031	92	5,000,000	85,017	85,017	0	85,017	0.084187	7,157
4.901%	9/1/2031	92	5,000,000	84,985	84,985	0	84,985	0.081702	6,943
4.898%	12/1/2031	91	5,000,000	84,029	84,029	0	84,029	0.079316	6,665
4.896%	3/1/2032	91	5,000,000	83,995	83,995	0	83,995	0.077001	6,468
4.893%	6/1/2032	92	5,000,000	84,885	84,885	0	84,885	0.074729	6,343
4.890%	9/1/2032	92	5,000,000	84,851	84,851	0	84,851	0.072526	6,154
4.888%	12/1/2032	91	5,000,000	83,895	83,895	0	83,895	0.070410	5,907
4.885%	3/1/2033	90	5,000,000	82,940	82,940	0	82,940	0.068378	5,671
4.883%	6/1/2033	92	5,000,000	84,750	84,750	0	84,750	0.066363	5,624
4.880%	9/1/2033	92	5,000,000	84,718	84,718	0	84,718	0.064407	5,456
4.878%	12/1/2033	91	5,000,000	83,765	83,765	0	83,765	0.062530	5,238
4.875%	3/1/2034	90	5,000,000	82,815	82,815	0	82,815	0.060727	5,029
4.873%	6/1/2034	92	5,000,000	84,625	84,625	0	84,625	0.058939	4,988
4.871%	9/1/2034	92	5,000,000	84,596	84,596	0	84,596	0.057204	4,839
4.868%	12/1/2034	91	5,000,000	83,650	83,650	0	83,650	0.055537	4,646
4.866%	3/1/2035	90	5,000,000	82,706	82,706	0	82,706	0.053937	4,461
4.865%	6/1/2035	92	5,000,000	84,520	84,520	0	84,520	0.052350	4,425
4.863%	9/1/2035	92	5,000,000	84,498	84,498	0	84,498	0.050810	4,293
4.861%	12/1/2035	91	5,000,000	83,560	83,560	0	83,560	0.049331	4,122
4.860%	3/1/2036	91	5,000,000	83,542	83,542	0	83,542	0.047895	4,001
4.859%	6/1/2036	92	5,000,000	84,445	84,445	0	84,445	0.046486	3,926
4.858%	9/1/2036	92	5,000,000	84,432	84,432	0	84,432	0.045119	3,809
4.857%	12/1/2036	91	5,000,000	83,505	83,505	0	83,505	0.043806	3,658
4.856%	3/1/2037	90	5,000,000	82,581	82,581	5,000,000	5,082,581	0.042545	216,237
				8,913,561	8,913,561	5,000,000	13,913,561		2,799,873

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

Sun National
Cash Flow Analysis - Amboy Trust Preferred
Prepared By Sandler O'Neill & Partners
6/30/2010

Assumptions:
1) Deal is run to maturity.
2) Bond is currently deferring. This analysis assumes it returns to paying status Dec-10 and pays deferred interest as well as interest on interest.
3) Fwd LIBOR rates as of 6/30/2010
4) Current principal balance is increased by September - June deferred interest amounts
					Coupon:				LIB + 175 bps
					Original Principal Balance:				5,000,000
					Current Principal Balance:				5,109,412

			Discount Spread:						20.000%
							Price:		20.098

LIBOR Applied	Date	Days act/360	Accruing Balance	Interest Due	Interest Paid	Principal Paid	Total Cashflow	Discount Factor	Discounted Cash Flows
0.668%	9/1/2009	91	5,000,000	30,555	0	0	0	1.000000	0
0.280%	12/1/2009	91	5,030,555	25,810	0	0	0	1.000000	0
0.255%	3/1/2010	90	5,056,365	25,349	0	0	0	1.000000	0
0.383%	6/1/2010	92	5,081,714	27,698	0	0	0	1.000000	0
0.538%	9/1/2010	92	5,109,412	29,881	0	0	0	0.950130	0
0.516%	12/1/2010	91	5,139,293	29,432	168,725	0	168,725	0.903287	152,407
0.631%	3/1/2011	90	5,000,000	29,763	29,763	0	29,763	0.858983	25,566
0.809%	6/1/2011	92	5,000,000	32,693	32,693	0	32,693	0.815611	26,665
0.842%	9/1/2011	92	5,000,000	33,126	33,126	0	33,126	0.774365	25,652
0.957%	12/1/2011	91	5,000,000	34,218	34,218	0	34,218	0.735406	25,164
1.091%	3/1/2012	91	5,000,000	35,905	35,905	0	35,905	0.698184	25,068
1.298%	6/1/2012	92	5,000,000	38,945	38,945	0	38,945	0.662145	25,787
1.454%	9/1/2012	92	5,000,000	40,942	40,942	0	40,942	0.627728	25,701
1.664%	12/1/2012	91	5,000,000	43,143	43,143	0	43,143	0.595138	25,676
1.900%	3/1/2013	90	5,000,000	45,623	45,623	0	45,623	0.564246	25,743
2.137%	6/1/2013	92	5,000,000	49,662	49,662	0	49,662	0.534035	26,521
2.365%	9/1/2013	92	5,000,000	52,586	52,586	0	52,586	0.505162	26,564
2.579%	12/1/2013	91	5,000,000	54,719	54,719	0	54,719	0.477886	26,149
2.778%	3/1/2014	90	5,000,000	56,598	56,598	0	56,598	0.452139	25,590
2.957%	6/1/2014	92	5,000,000	60,146	60,146	0	60,146	0.427083	25,687
3.112%	9/1/2014	92	5,000,000	62,123	62,123	0	62,123	0.403265	25,052
3.241%	12/1/2014	91	5,000,000	63,079	63,079	0	63,079	0.380888	24,026
3.360%	3/1/2015	90	5,000,000	63,869	63,869	0	63,869	0.359872	22,985
3.474%	6/1/2015	92	5,000,000	66,746	66,746	0	66,746	0.339506	22,661
3.584%	9/1/2015	92	5,000,000	68,161	68,161	0	68,161	0.320207	21,826
3.691%	12/1/2015	91	5,000,000	68,765	68,765	0	68,765	0.302115	20,775
3.783%	3/1/2016	91	5,000,000	69,926	69,926	0	69,926	0.284982	19,928
3.856%	6/1/2016	92	5,000,000	71,629	71,629	0	71,629	0.268607	19,240
3.908%	9/1/2016	92	5,000,000	72,301	72,301	0	72,301	0.253140	18,302
3.941%	12/1/2016	91	5,000,000	71,934	71,934	0	71,934	0.238695	17,170
3.967%	3/1/2017	90	5,000,000	71,464	71,464	0	71,464	0.225201	16,094
3.990%	6/1/2017	92	5,000,000	73,350	73,350	0	73,350	0.212192	15,564
4.013%	9/1/2017	92	5,000,000	73,635	73,635	0	73,635	0.199923	14,721
4.035%	12/1/2017	91	5,000,000	73,114	73,114	0	73,114	0.188473	13,780
4.055%	3/1/2018	90	5,000,000	72,560	72,560	0	72,560	0.177782	12,900
4.073%	6/1/2018	92	5,000,000	74,400	74,400	0	74,400	0.167478	12,460
4.089%	9/1/2018	92	5,000,000	74,610	74,610	0	74,610	0.157766	11,771
4.105%	12/1/2018	91	5,000,000	73,998	73,998	0	73,998	0.148705	11,004
4.121%	3/1/2019	90	5,000,000	73,384	73,384	0	73,384	0.140248	10,292
4.138%	6/1/2019	92	5,000,000	75,229	75,229	0	75,229	0.132100	9,938
4.156%	9/1/2019	92	5,000,000	75,466	75,466	0	75,466	0.124419	9,389
4.177%	12/1/2019	91	5,000,000	74,910	74,910	0	74,910	0.117253	8,783
4.201%	3/1/2020	91	5,000,000	75,215	75,215	0	75,215	0.110494	8,311
4.229%	6/1/2020	92	5,000,000	76,401	76,401	0	76,401	0.104051	7,950
4.262%	9/1/2020	92	5,000,000	76,822	76,822	0	76,822	0.097976	7,527
4.299%	12/1/2020	91	5,000,000	76,458	76,458	0	76,458	0.092306	7,058
4.336%	3/1/2021	90	5,000,000	76,071	76,071	0	76,071	0.087013	6,619
4.369%	6/1/2021	92	5,000,000	78,193	78,193	0	78,193	0.081911	6,405
4.401%	9/1/2021	92	5,000,000	78,590	78,590	0	78,590	0.077103	6,060
4.429%	12/1/2021	91	5,000,000	78,095	78,095	0	78,095	0.072619	5,671
4.455%	3/1/2022	90	5,000,000	77,557	77,557	0	77,557	0.068435	5,308
4.477%	6/1/2022	92	5,000,000	79,570	79,570	0	79,570	0.064406	5,125
4.497%	9/1/2022	92	5,000,000	79,823	79,823	0	79,823	0.060612	4,838
4.514%	12/1/2022	91	5,000,000	79,167	79,167	0	79,167	0.057075	4,519
4.527%	3/1/2023	90	5,000,000	78,469	78,469	0	78,469	0.053778	4,220
4.538%	6/1/2023	92	5,000,000	80,347	80,347	0	80,347	0.050604	4,066
4.545%	9/1/2023	92	5,000,000	80,440	80,440	0	80,440	0.047617	3,830
4.549%	12/1/2023	91	5,000,000	79,617	79,617	0	79,617	0.044835	3,570
4.550%	3/1/2024	91	5,000,000	79,625	79,625	0	79,625	0.042215	3,361
4.547%	6/1/2024	92	5,000,000	80,464	80,464	0	80,464	0.039723	3,196
4.541%	9/1/2024	92	5,000,000	80,384	80,384	0	80,384	0.037379	3,005
4.531%	12/1/2024	91	5,000,000	79,385	79,385	0	79,385	0.035197	2,794
4.517%	3/1/2025	90	5,000,000	78,343	78,343	0	78,343	0.033164	2,598
4.500%	6/1/2025	92	5,000,000	79,863	79,863	0	79,863	0.031210	2,493
4.479%	9/1/2025	92	5,000,000	79,594	79,594	0	79,594	0.029372	2,338
4.455%	12/1/2025	91	5,000,000	78,420	78,420	0	78,420	0.027662	2,169
4.429%	3/1/2026	90	5,000,000	77,239	77,239	0	77,239	0.026070	2,014
4.403%	6/1/2026	92	5,000,000	78,627	78,627	0	78,627	0.024540	1,930
4.378%	9/1/2026	92	5,000,000	78,298	78,298	0	78,298	0.023101	1,809
4.352%	12/1/2026	91	5,000,000	77,122	77,122	0	77,122	0.021761	1,678
4.327%	3/1/2027	90	5,000,000	75,957	75,957	0	75,957	0.020514	1,558
4.302%	6/1/2027	92	5,000,000	77,326	77,326	0	77,326	0.019314	1,493
4.277%	9/1/2027	92	5,000,000	77,014	77,014	0	77,014	0.018186	1,401
4.254%	12/1/2027	91	5,000,000	75,878	75,878	0	75,878	0.017135	1,300
4.231%	3/1/2028	91	5,000,000	75,591	75,591	0	75,591	0.016146	1,221
4.209%	6/1/2028	92	5,000,000	76,145	76,145	0	76,145	0.015206	1,158
4.189%	9/1/2028	92	5,000,000	75,883	75,883	0	75,883	0.014320	1,087
4.170%	12/1/2028	91	5,000,000	74,817	74,817	0	74,817	0.013496	1,010
4.152%	3/1/2029	90	5,000,000	73,776	73,776	0	73,776	0.012727	939
4.136%	6/1/2029	92	5,000,000	75,213	75,213	0	75,213	0.011988	902
4.122%	9/1/2029	92	5,000,000	75,035	75,035	0	75,035	0.011292	847
4.110%	12/1/2029	91	5,000,000	74,068	74,068	0	74,068	0.010643	788
4.101%	3/1/2030	90	5,000,000	73,132	73,132	0	73,132	0.010038	734
4.093%	6/1/2030	92	5,000,000	74,662	74,662	0	74,662	0.009456	706
4.088%	9/1/2030	92	5,000,000	74,599	74,599	0	74,599	0.008908	665
4.086%	12/1/2030	91	5,000,000	73,755	73,755	0	73,755	0.008397	619
4.083%	3/1/2031	90	5,000,000	72,917	72,917	0	72,917	0.007920	577
4.081%	6/1/2031	92	5,000,000	74,507	74,507	0	74,507	0.007461	556
4.079%	9/1/2031	92	5,000,000	74,476	74,476	0	74,476	0.007028	523
4.076%	12/1/2031	91	5,000,000	73,634	73,634	0	73,634	0.006625	488
4.073%	3/1/2032	91	5,000,000	73,601	73,601	0	73,601	0.006245	460
4.071%	6/1/2032	92	5,000,000	74,375	74,375	0	74,375	0.005883	438
4.068%	9/1/2032	92	5,000,000	74,340	74,340	0	74,340	0.005542	412
4.065%	12/1/2032	91	5,000,000	73,497	73,497	0	73,497	0.005224	384
4.062%	3/1/2033	90	5,000,000	72,654	72,654	0	72,654	0.004928	358
4.059%	6/1/2033	92	5,000,000	74,232	74,232	0	74,232	0.004642	345
4.057%	9/1/2033	92	5,000,000	74,196	74,196	0	74,196	0.004374	325
4.054%	12/1/2033	91	5,000,000	73,355	73,355	0	73,355	0.004123	302
4.051%	3/1/2034	90	5,000,000	72,514	72,514	0	72,514	0.003889	282
4.048%	6/1/2034	92	5,000,000	74,091	74,091	0	74,091	0.003664	271
4.046%	9/1/2034	92	5,000,000	74,057	74,057	0	74,057	0.003452	256
4.043%	12/1/2034	91	5,000,000	73,220	73,220	0	73,220	0.003254	238
4.041%	3/1/2035	90	5,000,000	72,384	72,384	0	72,384	0.003070	222
4.038%	6/1/2035	92	5,000,000	73,963	73,963	0	73,963	0.002892	214
4.036%	9/1/2035	92	5,000,000	73,934	73,934	0	73,934	0.002725	201
4.034%	12/1/2035	91	5,000,000	73,104	73,104	0	73,104	0.002568	188
4.032%	3/1/2036	91	5,000,000	73,080	73,080	0	73,080	0.002421	177
4.030%	6/1/2036	92	5,000,000	73,860	73,860	0	73,860	0.002281	168
4.029%	9/1/2036	92	5,000,000	73,840	73,840	0	73,840	0.002149	159
4.027%	12/1/2036	91	5,000,000	73,019	73,019	0	73,019	0.002026	148
4.026%	3/1/2037	90	5,000,000	72,202	72,202	5,000,000	5,072,202	0.001911	9,695
				7,581,551	7,581,551	5,000,000	12,581,551		1,026,876

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

Sun National
Cash Flow Analysis - Amboy Trust Preferred
Prepared By Sandler O'Neill & Partners
9/30/2009

Assumptions:
1) Deal is run to maturity.
2) Bond is currently deferring. This analysis assumes it returns to paying status Dec-10 and pays deferred interest as well as interest on interest .
3) Fwd LIBOR rates as of 9/30/2009.
4) Current principal balance is increased by September deferred interest amount
					Coupon:				LIB + 175 bps
					Original Principal Balance:				5,000,000
					Current Principal Balance:				5,030,555

					Discount Spread:				12.000%
					Price:				33.903

LIBOR Applied	Date	Days act/360	Accruing Balance	Interest Due	Interest Paid	Principal Paid	Total Cashflow	Discount Factor	Discounted Cash Flows
0.668%	9/1/2009	91	5,000,000	30,555	0	0	0	1.000000	0
0.280%	12/1/2009	91	5,030,555	25,810	0	0	0	0.969894	0
0.369%	3/1/2010	90	5,056,365	26,785	0	0	0	0.940802	0
0.679%	6/1/2010	92	5,083,150	31,558	0	0	0	0.911274	0
1.023%	9/1/2010	92	5,114,709	36,243	0	0	0	0.881923	0
1.427%	12/1/2010	91	5,150,952	41,368	192,321	0	192,321	0.852973	164,044
1.817%	3/1/2011	90	5,000,000	44,584	44,584	0	44,584	0.824493	36,759
2.125%	6/1/2011	92	5,000,000	49,509	49,509	0	49,509	0.795769	39,398
2.217%	9/1/2011	92	5,000,000	50,689	50,689	0	50,689	0.767870	38,923
2.559%	12/1/2011	91	5,000,000	54,457	54,457	0	54,457	0.740615	40,332
2.955%	3/1/2012	91	5,000,000	59,462	59,462	0	59,462	0.713638	42,434
3.277%	6/1/2012	92	5,000,000	64,231	64,231	0	64,231	0.686824	44,115
3.486%	9/1/2012	92	5,000,000	66,910	66,910	0	66,910	0.660677	44,206
3.571%	12/1/2012	91	5,000,000	67,254	67,254	0	67,254	0.635657	42,750
3.623%	3/1/2013	90	5,000,000	67,165	67,165	0	67,165	0.611763	41,089
3.684%	6/1/2013	92	5,000,000	69,428	69,428	0	69,428	0.588188	40,837
3.767%	9/1/2013	92	5,000,000	70,489	70,489	0	70,489	0.565407	39,855
3.877%	12/1/2013	91	5,000,000	71,118	71,118	0	71,118	0.543590	38,659
3.981%	3/1/2014	90	5,000,000	71,640	71,640	0	71,640	0.522707	37,447
4.068%	6/1/2014	92	5,000,000	74,341	74,341	0	74,341	0.502090	37,326
4.136%	9/1/2014	92	5,000,000	75,216	75,216	0	75,216	0.482205	36,269
4.188%	12/1/2014	91	5,000,000	75,045	75,045	0	75,045	0.463249	34,764
4.229%	3/1/2015	90	5,000,000	74,743	74,743	0	74,743	0.445186	33,275
4.265%	6/1/2015	92	5,000,000	76,864	76,864	0	76,864	0.427420	32,853
4.297%	9/1/2015	92	5,000,000	77,270	77,270	0	77,270	0.410330	31,706
4.325%	12/1/2015	91	5,000,000	76,787	76,787	0	76,787	0.394068	30,259
4.348%	3/1/2016	91	5,000,000	77,076	77,076	0	77,076	0.378429	29,168
4.366%	6/1/2016	92	5,000,000	78,146	78,146	0	78,146	0.363237	28,386
4.379%	9/1/2016	92	5,000,000	78,310	78,310	0	78,310	0.348644	27,302
4.387%	12/1/2016	91	5,000,000	77,571	77,571	0	77,571	0.334777	25,969
4.393%	3/1/2017	90	5,000,000	76,790	76,790	0	76,790	0.321597	24,695
4.396%	6/1/2017	92	5,000,000	78,538	78,538	0	78,538	0.308663	24,242
4.398%	9/1/2017	92	5,000,000	78,558	78,558	0	78,558	0.296248	23,273
4.399%	12/1/2017	91	5,000,000	77,711	77,711	0	77,711	0.284457	22,106
4.399%	3/1/2018	90	5,000,000	76,862	76,862	0	76,862	0.273254	21,003
4.400%	6/1/2018	92	5,000,000	78,581	78,581	0	78,581	0.262263	20,609
4.402%	9/1/2018	92	5,000,000	78,608	78,608	0	78,608	0.251712	19,787
4.406%	12/1/2018	91	5,000,000	77,806	77,806	0	77,806	0.241689	18,805
4.413%	3/1/2019	90	5,000,000	77,037	77,037	0	77,037	0.232163	17,885
4.423%	6/1/2019	92	5,000,000	78,882	78,882	0	78,882	0.222811	17,576
4.438%	9/1/2019	92	5,000,000	79,068	79,068	0	79,068	0.213829	16,907
4.456%	12/1/2019	91	5,000,000	78,443	78,443	0	78,443	0.205289	16,103
4.474%	3/1/2020	91	5,000,000	78,669	78,669	0	78,669	0.197082	15,504
4.490%	6/1/2020	92	5,000,000	79,737	79,737	0	79,737	0.189112	15,079
4.504%	9/1/2020	92	5,000,000	79,916	79,916	0	79,916	0.181459	14,501
4.516%	12/1/2020	91	5,000,000	79,200	79,200	0	79,200	0.174187	13,796
4.526%	3/1/2021	90	5,000,000	78,456	78,456	0	78,456	0.167275	13,124
4.535%	6/1/2021	92	5,000,000	80,305	80,305	0	80,305	0.160494	12,888
4.541%	9/1/2021	92	5,000,000	80,386	80,386	0	80,386	0.153984	12,378
4.546%	12/1/2021	91	5,000,000	79,568	79,568	0	79,568	0.147803	11,760
4.548%	3/1/2022	90	5,000,000	78,726	78,726	0	78,726	0.141931	11,174
4.549%	6/1/2022	92	5,000,000	80,484	80,484	0	80,484	0.136172	10,960
4.548%	9/1/2022	92	5,000,000	80,469	80,469	0	80,469	0.130647	10,513
4.545%	12/1/2022	91	5,000,000	79,556	79,556	0	79,556	0.125403	9,977
4.540%	3/1/2023	90	5,000,000	78,621	78,621	0	78,621	0.120423	9,468
4.533%	6/1/2023	92	5,000,000	80,283	80,283	0	80,283	0.115542	9,276
4.524%	9/1/2023	92	5,000,000	80,174	80,174	0	80,174	0.110860	8,888
4.514%	12/1/2023	91	5,000,000	79,172	79,172	0	79,172	0.106418	8,425
4.502%	3/1/2024	91	5,000,000	79,018	79,018	0	79,018	0.102157	8,072
4.488%	6/1/2024	92	5,000,000	79,709	79,709	0	79,709	0.098026	7,814
4.472%	9/1/2024	92	5,000,000	79,508	79,508	0	79,508	0.094066	7,479
4.455%	12/1/2024	91	5,000,000	78,425	78,425	0	78,425	0.090310	7,083
4.437%	3/1/2025	90	5,000,000	77,339	77,339	0	77,339	0.086745	6,709
4.419%	6/1/2025	92	5,000,000	78,826	78,826	0	78,826	0.083252	6,562
4.401%	9/1/2025	92	5,000,000	78,593	78,593	0	78,593	0.079903	6,280
4.383%	12/1/2025	91	5,000,000	77,508	77,508	0	77,508	0.076726	5,947
4.364%	3/1/2026	90	5,000,000	76,430	76,430	0	76,430	0.073710	5,634
4.346%	6/1/2026	92	5,000,000	77,899	77,899	0	77,899	0.070754	5,512
4.329%	9/1/2026	92	5,000,000	77,674	77,674	0	77,674	0.067920	5,276
4.312%	12/1/2026	91	5,000,000	76,612	76,612	0	76,612	0.065231	4,997
4.295%	3/1/2027	90	5,000,000	75,561	75,561	0	75,561	0.062677	4,736
4.279%	6/1/2027	92	5,000,000	77,034	77,034	0	77,034	0.060174	4,635
4.263%	9/1/2027	92	5,000,000	76,837	76,837	0	76,837	0.057773	4,439
4.249%	12/1/2027	91	5,000,000	75,817	75,817	0	75,817	0.055494	4,207
4.235%	3/1/2028	91	5,000,000	75,644	75,644	0	75,644	0.053306	4,032
4.222%	6/1/2028	92	5,000,000	76,314	76,314	0	76,314	0.051184	3,906
4.211%	9/1/2028	92	5,000,000	76,167	76,167	0	76,167	0.049148	3,743
4.201%	12/1/2028	91	5,000,000	75,209	75,209	0	75,209	0.047214	3,551
4.192%	3/1/2029	90	5,000,000	74,270	74,270	0	74,270	0.045378	3,370
4.184%	6/1/2029	92	5,000,000	75,824	75,824	0	75,824	0.043575	3,304
4.178%	9/1/2029	92	5,000,000	75,748	75,748	0	75,748	0.041845	3,170
4.174%	12/1/2029	91	5,000,000	74,866	74,866	0	74,866	0.040202	3,010
4.169%	3/1/2030	90	5,000,000	73,990	73,990	0	73,990	0.038640	2,859
4.165%	6/1/2030	92	5,000,000	75,578	75,578	0	75,578	0.037107	2,804
4.160%	9/1/2030	92	5,000,000	75,520	75,520	0	75,520	0.035635	2,691
4.156%	12/1/2030	91	5,000,000	74,641	74,641	0	74,641	0.034237	2,555
4.151%	3/1/2031	90	5,000,000	73,762	73,762	0	73,762	0.032908	2,427
4.146%	6/1/2031	92	5,000,000	75,340	75,340	0	75,340	0.031604	2,381
4.141%	9/1/2031	92	5,000,000	75,280	75,280	0	75,280	0.030352	2,285
4.137%	12/1/2031	91	5,000,000	74,401	74,401	0	74,401	0.029163	2,170
4.132%	3/1/2032	91	5,000,000	74,340	74,340	0	74,340	0.028020	2,083
4.127%	6/1/2032	92	5,000,000	75,095	75,095	0	75,095	0.026911	2,021
4.122%	9/1/2032	92	5,000,000	75,033	75,033	0	75,033	0.025846	1,939
4.117%	12/1/2032	91	5,000,000	74,157	74,157	0	74,157	0.024834	1,842
4.113%	3/1/2033	90	5,000,000	73,282	73,282	0	73,282	0.023873	1,749
4.108%	6/1/2033	92	5,000,000	74,850	74,850	0	74,850	0.022929	1,716
4.103%	9/1/2033	92	5,000,000	74,790	74,790	0	74,790	0.022023	1,647
4.099%	12/1/2033	91	5,000,000	73,919	73,919	0	73,919	0.021161	1,564
4.094%	3/1/2034	90	5,000,000	73,050	73,050	0	73,050	0.020343	1,486
4.090%	6/1/2034	92	5,000,000	74,616	74,616	0	74,616	0.019540	1,458
4.085%	9/1/2034	92	5,000,000	74,561	74,561	0	74,561	0.018768	1,399
4.081%	12/1/2034	91	5,000,000	73,697	73,697	0	73,697	0.018035	1,329
4.077%	3/1/2035	90	5,000,000	72,836	72,836	0	72,836	0.017338	1,263
4.073%	6/1/2035	92	5,000,000	74,404	74,404	0	74,404	0.016654	1,239
4.069%	9/1/2035	92	5,000,000	74,355	74,355	0	74,355	0.015997	1,189
4.065%	12/1/2035	91	5,000,000	73,500	73,500	0	73,500	0.015373	1,130
4.062%	3/1/2036	91	5,000,000	73,456	73,456	0	73,456	0.014773	1,085
4.059%	6/1/2036	92	5,000,000	74,222	74,222	0	74,222	0.014191	1,053
4.056%	9/1/2036	92	5,000,000	74,182	74,182	0	74,182	0.013631	1,011
4.053%	12/1/2036	91	5,000,000	73,339	73,339	0	73,339	0.013100	961
4.050%	3/1/2037	90	5,000,000	72,500	72,500	5,000,000	5,072,500	0.012594	63,885
				8,050,759	8,050,759	5,000,000	13,050,759		1,705,520

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

Sun National
Cash Flow Analysis - Amboy Trust Preferred
Prepared By Sandler O'Neill & Partners
12/31/2009

Assumptions:
1) Deal is run to maturity.
2) Bond is currently deferring. This analysis assumes it returns to paying status Dec-10 and pays deferred interest as well as interest on interest .
3) Fwd LIBOR rates as of 12/30/2009.
4) Current principal balance is increased by September and December deferred interest amounts
					Coupon:				LIB + 175 bps
					Original Principal Balance:				5,000,000
					Current Principal Balance:				5,056,365

					Discount Spread:				7.500%
					Price:				52.161

LIBOR Applied	Date	Days act/360	Accruing Balance	Interest Due	Interest Paid	Principal Paid	Total Cashflow	Discount Factor	Discounted Cash Flows
0.668%	9/1/2009	91	5,000,000	30,555	0	0	0	1.000000	0
0.280%	12/1/2009	91	5,030,555	25,810	0	0	0	1.000000	0
0.255%	3/1/2010	90	5,056,365	25,349	0	0	0	0.980980	0
0.397%	6/1/2010	92	5,081,714	27,881	0	0	0	0.961575	0
0.749%	9/1/2010	92	5,109,595	32,631	0	0	0	0.941723	0
1.176%	12/1/2010	91	5,142,226	38,034	180,260	0	180,260	0.921513	166,112
1.602%	3/1/2011	90	5,000,000	41,900	41,900	0	41,900	0.901011	37,752
2.006%	6/1/2011	92	5,000,000	47,991	47,991	0	47,991	0.879642	42,215
2.345%	9/1/2011	92	5,000,000	52,326	52,326	0	52,326	0.858053	44,898
2.425%	12/1/2011	91	5,000,000	52,765	52,765	0	52,765	0.837054	44,167
2.769%	3/1/2012	91	5,000,000	57,116	57,116	0	57,116	0.815875	46,600
3.192%	6/1/2012	92	5,000,000	63,148	63,148	0	63,148	0.794175	50,150
3.552%	9/1/2012	92	5,000,000	67,748	67,748	0	67,748	0.772361	52,326
3.814%	12/1/2012	91	5,000,000	70,321	70,321	0	70,321	0.750886	52,803
3.961%	3/1/2013	90	5,000,000	71,390	71,390	0	71,390	0.729970	52,113
4.072%	6/1/2013	92	5,000,000	74,391	74,391	0	74,391	0.709003	52,744
4.185%	9/1/2013	92	5,000,000	75,831	75,831	0	75,831	0.688446	52,206
4.311%	12/1/2013	91	5,000,000	76,598	76,598	0	76,598	0.668488	51,205
4.454%	3/1/2014	90	5,000,000	77,548	77,548	0	77,548	0.649090	50,336
4.586%	6/1/2014	92	5,000,000	80,958	80,958	0	80,958	0.629643	50,975
4.695%	9/1/2014	92	5,000,000	82,352	82,352	0	82,352	0.610614	50,285
4.779%	12/1/2014	91	5,000,000	82,525	82,525	0	82,525	0.592231	48,874
4.840%	3/1/2015	90	5,000,000	82,380	82,380	0	82,380	0.574507	47,328
4.890%	6/1/2015	92	5,000,000	84,843	84,843	0	84,843	0.556875	47,247
4.933%	9/1/2015	92	5,000,000	85,400	85,400	0	85,400	0.539725	46,093
4.973%	12/1/2015	91	5,000,000	84,973	84,973	0	84,973	0.523228	44,460
5.010%	3/1/2016	91	5,000,000	85,438	85,438	0	85,438	0.507190	43,333
5.040%	6/1/2016	92	5,000,000	86,766	86,766	0	86,766	0.491440	42,640
5.064%	9/1/2016	92	5,000,000	87,066	87,066	0	87,066	0.476152	41,457
5.081%	12/1/2016	91	5,000,000	86,339	86,339	0	86,339	0.461476	39,844
5.093%	3/1/2017	90	5,000,000	85,543	85,543	0	85,543	0.447390	38,271
5.102%	6/1/2017	92	5,000,000	87,552	87,552	0	87,552	0.433432	37,948
5.108%	9/1/2017	92	5,000,000	87,628	87,628	0	87,628	0.419902	36,795
5.112%	12/1/2017	91	5,000,000	86,729	86,729	0	86,729	0.406929	35,293
5.116%	3/1/2018	90	5,000,000	85,821	85,821	0	85,821	0.394488	33,855
5.120%	6/1/2018	92	5,000,000	87,778	87,778	0	87,778	0.382163	33,545
5.125%	9/1/2018	92	5,000,000	87,842	87,842	0	87,842	0.370218	32,521
5.132%	12/1/2018	91	5,000,000	86,978	86,978	0	86,978	0.358763	31,205
5.142%	3/1/2019	90	5,000,000	86,152	86,152	0	86,152	0.347772	29,961
5.156%	6/1/2019	92	5,000,000	88,249	88,249	0	88,249	0.336876	29,729
5.176%	9/1/2019	92	5,000,000	88,496	88,496	0	88,496	0.326305	28,877
5.201%	12/1/2019	91	5,000,000	87,854	87,854	0	87,854	0.316155	27,775
5.232%	3/1/2020	91	5,000,000	88,243	88,243	0	88,243	0.306297	27,029
5.262%	6/1/2020	92	5,000,000	89,598	89,598	0	89,598	0.296623	26,577
5.289%	9/1/2020	92	5,000,000	89,946	89,946	0	89,946	0.287235	25,836
5.314%	12/1/2020	91	5,000,000	89,275	89,275	0	89,275	0.278224	24,838
5.335%	3/1/2021	90	5,000,000	88,558	88,558	0	88,558	0.269574	23,873
5.353%	6/1/2021	92	5,000,000	90,756	90,756	0	90,756	0.261001	23,687
5.367%	9/1/2021	92	5,000,000	90,945	90,945	0	90,945	0.252692	22,981
5.379%	12/1/2021	91	5,000,000	90,102	90,102	0	90,102	0.244725	22,050
5.387%	3/1/2022	90	5,000,000	89,213	89,213	0	89,213	0.237087	21,151
5.392%	6/1/2022	92	5,000,000	91,255	91,255	0	91,255	0.229525	20,945
5.393%	9/1/2022	92	5,000,000	91,270	91,270	0	91,270	0.222203	20,280
5.390%	12/1/2022	91	5,000,000	90,247	90,247	0	90,247	0.215192	19,420
5.384%	3/1/2023	90	5,000,000	89,178	89,178	0	89,178	0.208477	18,592
5.374%	6/1/2023	92	5,000,000	91,033	91,033	0	91,033	0.201836	18,374
5.361%	9/1/2023	92	5,000,000	90,858	90,858	0	90,858	0.195413	17,755
5.343%	12/1/2023	91	5,000,000	89,648	89,648	0	89,648	0.189269	16,968
5.321%	3/1/2024	91	5,000,000	89,374	89,374	0	89,374	0.183327	16,385
5.296%	6/1/2024	92	5,000,000	90,028	90,028	0	90,028	0.177522	15,982
5.266%	9/1/2024	92	5,000,000	89,647	89,647	0	89,647	0.171914	15,412
5.232%	12/1/2024	91	5,000,000	88,243	88,243	0	88,243	0.166554	14,697
5.194%	3/1/2025	90	5,000,000	86,801	86,801	0	86,801	0.161431	14,012
5.155%	6/1/2025	92	5,000,000	88,234	88,234	0	88,234	0.156373	13,797
5.117%	9/1/2025	92	5,000,000	87,740	87,740	0	87,740	0.151489	13,292
5.078%	12/1/2025	91	5,000,000	86,302	86,302	0	86,302	0.146821	12,671
5.041%	3/1/2026	90	5,000,000	84,883	84,883	0	84,883	0.142358	12,084
5.004%	6/1/2026	92	5,000,000	86,297	86,297	0	86,297	0.137950	11,905
4.968%	9/1/2026	92	5,000,000	85,837	85,837	0	85,837	0.133690	11,476
4.933%	12/1/2026	91	5,000,000	84,464	84,464	0	84,464	0.129616	10,948
4.899%	3/1/2027	90	5,000,000	83,118	83,118	0	83,118	0.125719	10,449
4.868%	6/1/2027	92	5,000,000	84,557	84,557	0	84,557	0.121868	10,305
4.837%	9/1/2027	92	5,000,000	84,173	84,173	0	84,173	0.118143	9,944
4.809%	12/1/2027	91	5,000,000	82,903	82,903	0	82,903	0.114578	9,499
4.783%	3/1/2028	91	5,000,000	82,575	82,575	0	82,575	0.111127	9,176
4.760%	6/1/2028	92	5,000,000	83,182	83,182	0	83,182	0.107751	8,963
4.739%	9/1/2028	92	5,000,000	82,914	82,914	0	82,914	0.104483	8,663
4.721%	12/1/2028	91	5,000,000	81,784	81,784	0	81,784	0.101352	8,289
4.706%	3/1/2029	90	5,000,000	80,696	80,696	0	80,696	0.098351	7,937
4.694%	6/1/2029	92	5,000,000	82,336	82,336	0	82,336	0.095379	7,853
4.685%	9/1/2029	92	5,000,000	82,227	82,227	0	82,227	0.092499	7,606
4.680%	12/1/2029	91	5,000,000	81,270	81,270	0	81,270	0.089736	7,293
4.679%	3/1/2030	90	5,000,000	80,358	80,358	0	80,358	0.087084	6,998
4.678%	6/1/2030	92	5,000,000	82,135	82,135	0	82,135	0.084456	6,937
4.677%	9/1/2030	92	5,000,000	82,126	82,126	0	82,126	0.081907	6,727
4.677%	12/1/2030	91	5,000,000	81,224	81,224	0	81,224	0.079461	6,454
4.676%	3/1/2031	90	5,000,000	80,321	80,321	0	80,321	0.077114	6,194
4.675%	6/1/2031	92	5,000,000	82,096	82,096	0	82,096	0.074787	6,140
4.674%	9/1/2031	92	5,000,000	82,085	82,085	0	82,085	0.072531	5,954
4.673%	12/1/2031	91	5,000,000	81,182	81,182	0	81,182	0.070365	5,712
4.672%	3/1/2032	91	5,000,000	81,172	81,172	0	81,172	0.068265	5,541
4.672%	6/1/2032	92	5,000,000	82,053	82,053	0	82,053	0.066206	5,432
4.671%	9/1/2032	92	5,000,000	82,042	82,042	0	82,042	0.064209	5,268
4.670%	12/1/2032	91	5,000,000	81,139	81,139	0	81,139	0.062292	5,054
4.669%	3/1/2033	90	5,000,000	80,237	80,237	0	80,237	0.060453	4,851
4.668%	6/1/2033	92	5,000,000	82,009	82,009	0	82,009	0.058630	4,808
4.667%	9/1/2033	92	5,000,000	81,998	81,998	0	81,998	0.056862	4,663
4.666%	12/1/2033	91	5,000,000	81,097	81,097	0	81,097	0.055165	4,474
4.666%	3/1/2034	90	5,000,000	80,196	80,196	0	80,196	0.053537	4,293
4.665%	6/1/2034	92	5,000,000	81,968	81,968	0	81,968	0.051923	4,256
4.664%	9/1/2034	92	5,000,000	81,959	81,959	0	81,959	0.050357	4,127
4.664%	12/1/2034	91	5,000,000	81,060	81,060	0	81,060	0.048855	3,960
4.663%	3/1/2035	90	5,000,000	80,161	80,161	0	80,161	0.047414	3,801
4.662%	6/1/2035	92	5,000,000	81,935	81,935	0	81,935	0.045984	3,768
4.662%	9/1/2035	92	5,000,000	81,928	81,928	0	81,928	0.044598	3,654
4.661%	12/1/2035	91	5,000,000	81,031	81,031	0	81,031	0.043268	3,506
4.661%	3/1/2036	91	5,000,000	81,025	81,025	0	81,025	0.041978	3,401
4.660%	6/1/2036	92	5,000,000	81,911	81,911	0	81,911	0.040713	3,335
4.660%	9/1/2036	92	5,000,000	81,907	81,907	0	81,907	0.039485	3,234
4.660%	12/1/2036	91	5,000,000	81,014	81,014	0	81,014	0.038308	3,103
4.660%	3/1/2037	90	5,000,000	80,122	80,122	5,000,000	5,080,122	0.037178	188,868
				8,824,194	8,824,194	5,000,000	13,824,194		2,637,442

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security’s characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.